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As filed with the Securities and Exchange Commission on May 2, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GART SPORTS COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Delaware	84-1242802
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1050 W. Hampden Ave.
Englewood, Colorado 80110
(303) 200-5050
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant's Principal Executive Offices)

Nesa E. Hassanein, Esq.
Gart Sports Company
1050 W. Hampden Ave.
Englewood, Colorado 80110
(303) 200-5050
(Name, Address, Including Zip Code, and Telephone
Number, Including Area Code, of Agent for Service)

With copies to:

Anthony T. Iler, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010	Rohan S. Weerasinghe, Esq. Shearman & Sterling 599 Lexington Avenue New York, New York 10022 (212) 848-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common stock, $.01 par value	4,025,000 shares	$35.70	$143,692,500	$13,220

(1)
Includes 525,000 shares of common stock subject to the underwriters' over-allotment option.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low prices of the common stock on the Nasdaq National Market on April 26, 2002.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus                            SUBJECT TO COMPLETION DATED MAY 2, 2002

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

3,500,000 Shares

Gart Sports Company

Common Stock

        Of the shares being offered in this offering, Gart Sports Company is offering 1,750,000 shares and the selling stockholders are offering 1,750,000 shares. Gart will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        Our common stock is quoted on the Nasdaq National Market under the symbol "GRTS." On April 30, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $33.74 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

	Per Share	Total

Offering Price	$	$

Discounts and Commissions to Underwriters	$	$

Offering Proceeds to Gart Sports Company	$	$

Offering Proceeds to Selling Stockholders	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We and the selling stockholders have granted the underwriters the right to purchase up to 525,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. The underwriters expect to deliver the shares of common stock to investors on                        , 2002.

Joint Book-Running Managers

Banc of America Securities LLC Merrill Lynch & Co.

U.S. Bancorp Piper Jaffray

Stephens Inc.

SunTrust Robinson Humphrey

                          , 2002

        You should rely only on the information contained in, or incorporated by reference into, this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to provide you with information different from or in addition to that contained in this prospectus. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

        You should read this summary together with the more detailed information and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus or incorporated by reference into this prospectus. Except as otherwise indicated, all references in this prospectus to "we," "us," "our" or "Gart" refer to Gart Sports Company and our subsidiaries. In addition, in this prospectus, our fiscal years ended on January 3, 1998, January 30, 1999, January 29, 2000, February 3, 2001 and February 2, 2002 are referred to as fiscal 1997, fiscal 1998, fiscal 1999, fiscal 2000 and fiscal 2001, respectively.

Our Business

        We are the second largest publicly traded, full-line sporting goods retailer in the United States and the leading full-line sporting goods retailer in the western United States, in each case as measured by net sales. We offer a broad selection of high-quality, brand name apparel, footwear and equipment at competitive prices in primarily a superstore format. Our stores typically range in size from 30,000 to 45,000 square feet, and, as of May 1, 2002, we operated 180 stores in 25 states under the Gart Sports, Sportmart and Oshman's banners.

        Our experienced management team has grown our business both organically and through acquisitions. We have acquired and successfully integrated two sporting goods retail chains, Sportmart, Inc., which we acquired in January 1998, and Oshman's Sporting Goods, Inc., which we acquired in June 2001. These acquisitions have enabled us to significantly expand and solidify our presence in the West, Southwest and Midwest markets. The integration of these acquired companies combined with our organic growth has significantly enhanced our financial results. From fiscal 1998 through fiscal 2001, we realized:

  •
  Net sales growth from $658 million to $936 million,

  •
  Growth in adjusted EBITDA from $21 million to $57 million, and

  •
  An increase in adjusted EBITDA margin from 3.2% to 6.1%.

Competitive Strengths

        We believe that the following key competitive strengths are critical to our continuing success:

Leading presence in attractive growth markets.    We are well positioned in expanding metropolitan areas with strong demographic trends, including Chicago, Los Angeles, San Francisco, Minneapolis, Denver and Salt Lake City. We have a leading presence in each of our top markets in terms of number of stores, which provides us with strong brand recognition and economies of scale.

Compelling new store economics.    Our typical new stores are either 32,000 or 42,000 square foot prototype superstores, and provide us with substantial flexibility to adapt to specific market characteristics. In addition, based upon our existing advertising and cost infrastructure, we are able to realize above-average returns on our new store investments in established markets. Based on historical data, our superstores require average net cash investments of $1.5 million to $1.8 million and generate average annual cash returns on those investments of approximately 35% by the third year of operation.

Proven ability to grow through acquisitions.    Our successful acquisition and integration of two sporting goods retail chains have enabled us to expand our presence in the West, Southwest and Midwest markets.

  •
  In January 1998, we acquired 59 Sportmart superstores, which doubled our store base and expanded our geographic presence to eight additional states. Since the acquisition, we have been able to significantly improve the profitability of the Sportmart store base as evidenced by approximately a 260 basis point improvement in gross margin in those stores, excluding buying and distribution costs, since the beginning of fiscal 1998.

  •
  On June 7, 2001, we acquired 58 Oshman's stores, which increased our store base by nearly 50% and expanded our geographic presence to nine additional states. We believe we can realize in excess of $10 million in annual cost savings through the elimination of duplicative overhead costs and overlapping advertising. In addition, we believe we will be able to achieve incremental revenue and gross margin growth from these stores.

Broad assortment of quality, brand name products and customized merchandise mix.    We offer a broad selection of high-quality, competitively priced, brand name apparel, footwear and equipment designed to appeal to both the casual sporting goods customer and the sports enthusiast. We tailor our product mix to specific market demographics and lifestyles. Local factors, such as disposable income, professional and amateur sports activities, climate, and specific regional and seasonal activities typically influence the product mix in a particular market.

Sophisticated information systems.    Over the last five years, we have invested a significant portion of our annual capital expenditures in sophisticated information systems that have helped to increase our margins by reducing inventory per square foot, improving in-stock positions, reducing shrinkage, and creating store-level perpetual inventories and automatic inventory replenishment on basic items.

Experienced management team.    Our senior management team has an average of 15 years experience in the sporting goods industry. We believe the team's experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics, better understand our customer base and build strong vendor relationships.

Growth Strategy

        Our growth strategy is to continue to strengthen our position as a leading full-line sporting goods retailer, both organically and through opportunistic acquisitions, and to further expand our margins and improve our return on invested capital.

Continue to increase margins and return on invested capital.    We are focused on expanding our operating margins and return on invested capital through further leverage of our existing infrastructure, advertising costs, information systems and merchandising expertise. We believe that the execution of this strategy will enable us to improve our pricing, more efficiently allocate and deliver merchandise to our stores, improve in-stock positions, reduce inventory per square foot and increase inventory turns.

Expand our store base.    We believe that our compelling new store economics and our successful track record of opening a total of 20 new superstores since the beginning of fiscal 1998 provide us with a strong foundation for continued growth through prudent new store development. We plan to grow our square footage by an average of 7% per year over the next three years, primarily by opening new stores in existing and adjacent markets where we can efficiently leverage our existing cost structure.

Expand private label offerings.    We plan to develop and grow our private label business around our Alpine Design brand by offering high-quality products at competitive prices. We believe that the successful implementation of our private label initiative will result in continued improvement in our gross margins.

Pursue opportunistic acquisitions.    We believe that there is an opportunity for further growth through acquisitions given the high degree of industry fragmentation in the retail sporting goods industry. We believe that growth through acquisitions facilitates entry into new markets, increases economies of scale, provides an existing revenue base and cash flow, and rationalizes the competitive landscape.

General Information

        We incorporated under the Delaware General Corporation Law in 1993. Our principal offices are located at 1050 W. Hampden Ave., Englewood, Colorado 80110. Our telephone number is (303) 200-5050. For more information, please refer to our web site at www.gartsports.com. The information on our web site does not constitute a part of this prospectus.

        We use a number of federally registered trademarks, including Gart Sports®, Gart Sports Superstore®, Gart Bros. Sporting Goods Company®, Oshman's®, Sportmart®, Sniagrab®, Sportscastle®, SuperSports USA®, and Alpine Design®. In addition, we claim common law rights to our trademarks listed above and various other trademarks and service marks. All other trademarks or registered trademarks appearing in this prospectus are trademarks or registered trademarks of the respective companies that utilize them.

The Offering

Common stock offered by Gart	1,750,000 shares
Common stock offered by the selling stockholders	1,750,000 shares

Total	3,500,000 shares
Common stock to be outstanding immediately after this offering	12,778,721
Use of proceeds
We intend to use the net proceeds from this offering to repay a portion of our borrowings under our revolving line of credit. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Nasdaq National Market symbol	"GRTS"
Risk factors	For a description of risks related to our business and an investment in our common stock, see "Risk Factors" beginning on page 8.

        Except as otherwise indicated, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised.

        The number of shares of our common stock that will be outstanding after this offering excludes an aggregate of 1,553,036 shares of common stock that may be issued upon the vesting of outstanding restricted stock awards and the exercise of outstanding stock options, with a weighted average exercise price of $11.14 per share, and 190,686 additional shares available for issuance under our 1994 Management Equity Plan, in each case as of April 23, 2002.

Summary Consolidated Financial and Other Data

        The following summary consolidated statement of operations data for each of the fiscal years in the three year period ended February 2, 2002, and consolidated balance sheet data as of February 2, 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus. This data should be read in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Consolidated Financial, Store and Other Data" and our consolidated financial statements and related notes. The summary consolidated statement of operations data for the fiscal year ended January 30, 1999, the 28 day period ended January 31, 1998 and the fiscal year ended January 3, 1998 are derived from our audited consolidated financial statements not included in this prospectus.

        During 1995, we adopted an annual fiscal reporting period that ends on the first Saturday in January. Accordingly, fiscal 1997 began on January 5, 1997 and ended on January 3, 1998, and included 52 weeks of operations. During 1998, in connection with our acquisition of Sportmart, we adopted an annual fiscal reporting period that ends on the Saturday closest to January 31st, and, therefore, we had a transition period from January 4, 1998 to January 31, 1998. Accordingly, fiscal 1998 began on February 1, 1998 and ended on January 30, 1999, and included 52 weeks of operations. Fiscal 1999 ended on January 29, 2000, and included 52 weeks of operations. Fiscal 2000 ended on February 3, 2001, and included 53 weeks of operations. Fiscal 2001 ended on February 2, 2002, and included 52 weeks of operations.

        We acquired Sportmart on January 9, 1998 and Oshman's on June 7, 2001. These acquisitions were accounted for under the purchase method of accounting, and, accordingly, the statement of operations data includes the results of the acquired companies since the respective dates of their acquisitions. The results for fiscal 2001 are not necessarily comparable to the other periods presented, due to the inclusion of Oshman's results of operations in our statement of operations data since June 7, 2001. We believe that the results for fiscal 2000, although such results include a fifty-third week of operations, and fiscal years 1999 and 1998 are comparable to each other, but these results are not comparable to the results for fiscal 1997, which represent our results before our acquisitions of Sportmart and Oshman's. We do not believe that the results of operations for the 28 day transition period ended January 31, 1998 are comparable to other presented periods.

        The as adjusted balance sheet data at February 2, 2002 give effect to our sale of 1,750,000 shares of common stock in this offering, at an estimated public offering price of $                  per share and after deducting estimated underwriting discounts and commissions and offering expenses, and the application of proceeds we receive from this offering.

			Fiscal Year
	Fiscal Year 1997	28 days ended January 31, 1998
			1998		1999	2000		2001
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$228,379	$38,825	$658,047		$680,995	$751,124		$935,717
Gross profit	64,090	6,901	154,668		163,590	191,346		239,421
Operating expenses	(52,721)	(11,360)	(144,948)		(150,684)	(164,541)		(204,429)
Merger integration costs	(395)	(3,377)	(6,045	)(4)	—	—		(12,490)

Operating income (loss)	10,974	(7,836)	3,675		12,906	26,805		22,502

Net income (loss)	$6,684	$(8,005)	$(3,418	)(5)	$1,773	$23,096	(6)	$8,266	(7)

Basic earnings (loss) per share	$1.21	$(1.11)	$(0.45	)(5)	$0.23	$3.13	(6)	$0.86	(7)
Diluted earnings (loss) per share	$1.19	$(1.11)	$(0.45	)(5)	$0.23	$2.99	(6)	$0.80	(7)

Weighted average shares of common stock outstanding	5,501,673	7,212,267 (3)	7,676,816		7,632,696	7,380,529		9,598,553	(3)
Weighted average shares of common stock and common stock equivalents outstanding	5,596,823	7,212,267	7,676,816		7,701,427	7,729,601		10,315,785
Other Data:
Adjusted EBITDA(1)	15,435	(3,256)	21,088		$27,577	$41,538		$57,175
Adjusted EBITDA margin(1)	6.8%	(8.4)%	3.2%		4.1%	5.5%		6.1%
Number of stores at end of period	63	123	125		127	120		179
Total gross square feet at end of period	1,605,963	4,206,197	4,361,335		4,600,738	4,517,122		7,215,591
Comparable store sales increase (decrease)(2)	5.6%	10.0%	(4.5)%		(0.6)%	6.4%		(0.9)%
	February 2, 2002
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Working capital	$142,494	$
Total assets	538,339
Long-term debt	158,474
Stockholders' equity	135,509

(1)
EBITDA is earnings (loss) before income taxes plus interest expense and depreciation and amortization. Adjusted EBITDA is EBITDA plus one-time merger integration costs associated with our acquisitions of Sportmart and Oshman's. We believe that, in addition to net income (loss), adjusted EBITDA is a useful financial performance measure for assessing operating performance because it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. Adjusted EBITDA should not be construed, however, as an alternative to cash flow data, as determined in accordance with accounting principles generally accepted in the United States, as an indicator of our operating performance or as a measure of our liquidity. Moreover, our method of calculating adjusted EBITDA may differ from methods used by other companies, and, as a result, adjusted EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net sales.
(2)
New stores enter our comparable store sales base at the beginning of their fourteenth month of operation. The Sportmart stores acquired on January 9, 1998 that met the foregoing criteria were included in our comparable store sales base from the date of acquisition. The Oshman's stores will be included in the comparable store sales base beginning August 4, 2002, the beginning of the fourteenth full month of operations since the date of our acquisition of Oshman's.
(3)
We acquired Sportmart on January 9, 1998 and Oshman's on June 7, 2001. These separate transactions involved the issuance of 2,180,656 and 3,350,780 shares, respectively, of our common stock.
(4)
Amount includes $3.1 million of one-time merger integration costs that were previously included in operating expenses above.
(5)
Amounts include the effects of $6.0 million of one-time merger integration costs associated with our acquisition of Sportmart, which had the effect of decreasing basic and diluted earnings per share by $0.48 and $0.47, respectively.

  Excluding these costs, net income would have been $0.3 million, and basic and diluted earnings per share would have been $0.04 and $0.03, respectively.

(6)
Amounts include the effect of a one-time tax benefit of $13.5 million, which reflects the reversal of valuation allowances that had offset previously generated net operating losses, the majority of which we acquired in our acquisition of Sportmart. This one-time tax benefit had the effect of increasing basic and diluted earnings per share by $1.83 and $1.75, respectively. Excluding this benefit and utilizing statutory tax rates, net income would have been $9.6 million and basic and diluted earnings per share would have been $1.30 and $1.24, respectively.
(7)
Amounts include the effects of $12.5 million of one-time merger integration costs associated with our acquisition of Oshman's, which had the effect of decreasing basic and diluted earnings per share by $0.79 and $0.74, respectively. Excluding these costs, net income would have been $15.9 million, and basic and diluted earnings per share would have been $1.65 and $1.54, respectively.

RISK FACTORS

        This offering and an investment in our common stock involve a high degree of risk. Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in, or incorporated by reference into, this prospectus, before you decide whether to purchase our common stock. The risks and uncertainties described below are not the only ones we face.

        If any of the following risks occur, our business, financial condition and results of operations could be materially harmed. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Intense competition in the sporting goods industry could limit our growth and reduce our profitability.

        The market for sporting goods retailers is highly fragmented and intensely competitive. Our current and prospective competitors include many large companies that have substantially greater market presence, name recognition, and financial, marketing and other resources than us. We compete directly or indirectly with the following categories of companies:

  •
  large format sporting goods stores, such as The Sports Authority, Galyan's Trading Company, Dick's Sporting Goods and Sport Chalet,

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  traditional sporting goods stores and chains, such as Big 5 Sporting Goods and Hibbett Sporting Goods,

  •
  specialty sporting goods shops and pro shops, such as The Athlete's Foot, Champs, Finish Line, Foot Locker, REI, Bass Pro Shops, Golfsmith and Nevada Bob's,

  •
  mass merchandisers, warehouse clubs, discount stores and department stores, such as Wal-Mart, Target, Costco, Kmart, JC Penney and Sears, and

  •
  catalog and Internet-based retailers, such as LL Bean, Eddie Bauer, Land's End, Cabela's, ShopSports.com and web sites operated by Global Sports Interactive.

        Increased competition in markets in which we have stores or the adoption by competitors of innovative store formats, aggressive pricing strategies and retail sale methods, such as the Internet, could cause us to lose market share and could have a material adverse effect on our business, financial condition and results of operations.

Lack of available retail store sites on terms acceptable to us and rising real estate and other costs could severely limit our growth opportunities.

        Our plans to increase the number of our retail stores will depend in part on the availability of existing retail stores or store sites. We cannot assure you that stores or sites will be available to us for purchase or lease, or that they will be available on terms acceptable to us. If additional retail store sites are unavailable on acceptable terms, we may not be able to carry out a significant part of our growth strategy. Rising real estate costs and acquisition, construction and development costs could also inhibit our ability to grow. If we are unable to grow our retail business, our financial performance could be adversely affected.

If we are unable to predict or react to changes in consumer demand, we may lose customers and our sales may decline.

        Our success depends in part on our ability to anticipate and respond in a timely manner to changing consumer demand and preferences regarding sporting goods. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. We often make commitments to purchase products from our vendors several months in advance of the proposed delivery. If we misjudge the market for our merchandise, we may overstock unpopular products and be forced to take significant inventory markdowns, which could have a negative impact on our profitability.

We may pursue strategic acquisitions, which could have an adverse impact on our business.

        We may from time to time acquire complementary companies. Acquisitions may result in difficulties in assimilating acquired companies, and may result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to successfully integrate operations that we acquire. If we fail to successfully integrate acquisitions, our business could suffer. In addition, the integration of any acquired business, and their financial results, into ours may adversely affect our operating results.

We may be subject to product liability claims, and our insurance may not be sufficient to cover damages related to those claims.

        We may be subject to lawsuits resulting from injuries associated with the use of sporting goods equipment that we sell or rent. In addition, we sell firearms, which are products that are associated with an increased risk of injury and related lawsuits. There is a risk that claims or liabilities will exceed our insurance coverage. In addition, we may be unable to retain adequate liability insurance in the future. Although we have entered into product liability indemnity agreements with many of our vendors, we cannot assure you that we will be able to collect payments sufficient to offset product liability losses. In addition, we are subject to regulation by the Consumer Product Safety Commission and similar state regulatory agencies. If we fail to comply with government and industry safety standards, we may be subject to claims, lawsuits, fines and adverse publicity that could have a material adverse effect on our business and results of operations.

If our suppliers, distributors or manufacturers do not provide us with sufficient quantities of products, our sales and profitability will suffer.

        We purchase merchandise from over 1,000 vendors. In fiscal 2001, purchases from Nike represented approximately 11.8% of our total purchases. Although in fiscal 2001, purchases from no other vendor represented more than 10% of our total purchases, our dependence on our principal suppliers involves risk. If there is a disruption in supply from a principal supplier or distributor, we may be unable to obtain the merchandise that we desire to sell and that consumers desire to purchase. Moreover, many of our suppliers provide us with incentives, such as return privileges, volume purchasing allowances and cooperative advertising. A decline or discontinuation of these incentives could reduce our profits.

        We believe that a significant portion of the products that we purchase, including those purchased from domestic suppliers, are manufactured abroad. In addition, we expect that most, if not all, of our private label merchandise will be manufactured abroad. Interruptions or delays in imports, as a result of economic or political disruptions in the country of origin or otherwise, could cause shortages in our inventory and a decline in our sales.

Our business is seasonal, and our annual results are highly dependent on the success of our winter selling season.

        Our business is highly seasonal in nature. Our highest sales and operating income historically occur during the fourth fiscal quarter, which is due, in part, to the holiday selling season and, in part, to our strong sales of cold weather sporting goods and apparel. Fourth quarter sales comprised approximately 33.8% of our net sales for fiscal 2001. Any decrease in our fourth quarter sales, whether because of a slow holiday selling season, poor snowfall in ski areas near our markets, or otherwise, could have a material adverse effect on our business, financial condition and operating results for the entire fiscal year.

Our business is dependent on the general economic conditions in our markets.

        In general, our sales depend on discretionary spending by our customers. An economic downturn in any of our major markets, or in general, could result in declines in sales and impair our growth.

        General economic conditions in the regions in which we operate are beyond our control and are affected by:

  •
  interest rates and inflation;
  •
  the impact of an economic recession;
  •
  the impact of natural disasters;
  •
  consumer credit availability;
  •
  consumer debt levels;
  •
  tax rates and tax policy;
  •
  unemployment trends; and
  •
  other matters that influence consumer confidence and spending.

Increasing volatility in financial markets may cause some of the above factors to change with an even greater degree of frequency and magnitude.

Because our stores are concentrated in the western United States, we are subject to regional risks.

        Many of our stores are located in the western United States. Because of this, we are subject to regional risks, such as the regional economy, weather conditions, power outages, increasing costs of electricity, oil and natural gas, earthquakes and other natural disasters, as well as government regulations specific to the states in which we operate. For example, particularly in California where we have a distribution center and a high concentration of stores, factors such as flooding, earthquakes, electricity blackouts, fuel shortages or elevated power and fuel prices could harm our results of operations. If the region were to suffer an economic downturn or other adverse regional event, our net sales and profitability could suffer.

We have a significant amount of debt that could adversely affect our business and growth prospects.

        As of April 6, 2002, we had approximately $185.6 million of outstanding long-term debt. As of April 6, 2002, after giving pro forma effect to this offering and the use of proceeds that we receive from this offering, we would have had approximately $         million of outstanding long-term debt. This debt could have significant adverse effects on our business, including:

  •
  making it more difficult for us to obtain additional financing on favorable terms;
  •
  requiring us to dedicate a substantial portion of our available cash for interest payments and the repayment of principal;
  •
  limiting our ability to capitalize on significant business opportunities;
  •
  making us more vulnerable to economic downturns; and
  •
  limiting our ability to exploit business opportunities and to withstand competitive pressures.

        If we are unable to generate sufficient cash flow from operations in the future, we may have to refinance all or a portion of our debt and/or obtain additional financing. We cannot assure you that refinancing or additional financing on favorable terms could be obtained or that we will be able to operate at a profit.

        In addition, the terms of our revolving line of credit impose operating and financial restrictions on us that may impair our ability to respond to changing business and economic conditions or to grow our business.

Our business depends on our ability to meet our labor needs. In addition, we face wage and hour litigation, which, if determined adversely against us, could have a material adverse impact on our financial performance.

        Many of our employees are in entry-level or part-time positions that historically have high rates of turnover. We may be unable to meet our labor needs and control our costs due to external factors such as unemployment levels, minimum wage legislation and wage inflation. If we cannot attract and retain quality employees, our business will suffer.

        In addition, in June 2000, a former employee of Sportmart brought two class action complaints in California against us, alleging certain wage and hour claims in violation of the California Labor Code, California Business and Professional Code Section 17200 and other related matters. One complaint alleges that we classified certain managers in our California stores as exempt from overtime pay when they should have been classified as non-exempt and paid overtime. The second complaint alleges that we failed to pay hourly employees in our California stores for all hours worked. In March 2001, a third class action complaint was filed in the same court in California alleging the same wage and hour violations regarding classification of certain managers as exempt from overtime pay. In July 2001, a fourth complaint was filed alleging that store managers should also not be classified as employees exempt from overtime pay. All the complaints seek unspecified amounts of compensatory damages, punitive damages and penalties. We have not accrued any reserves related to these claims.

We are subject to an income tax contingency that could have a material adverse impact on our liquidity.

        Under the terms of our tax sharing agreement with our former parent, we are responsible for our share, on a separate return basis, of any tax liabilities associated with proposed deficiencies or adjustments and related interest and penalties charged to the controlled group that may arise as a result of an assessment by the Internal Revenue Service.

        On July 24, 1997, the Internal Revenue Service proposed adjustments to our and our former parent's 1992 and 1993 federal income tax returns in conjunction with our former parent's Internal Revenue Service examination. The proposed adjustments related to the manner in which last in first out, or LIFO, inventories were characterized on such returns. We have taken the position that the inventory acquired in connection with the acquisition of our former parent was appropriately allocated to our inventory pools. The Internal Revenue Service has asserted the inventory was acquired at a bargain purchase price and should be allocated to a separate pool and liquidated as inventory turns. The Internal Revenue Service has asserted that the basis difference from this change should be reflected in taxable income in 1992 and 1993.

        Based on our discussions with our former parent, we believe that the potential accelerated tax liability, which could have a negative effect on liquidity in the near term, ranges from approximately $0 to $9.7 million. We recorded approximately $9.7 million as a long-term net deferred tax liability for the tax effect of the LIFO inventory basis difference. In addition, the loss from possible assessed interest charges resulting from the proposed adjustments ranges from approximately $0 to $3.3 million. We have accrued approximately $1.2 million for potential interest charges in our consolidated financial statements. We do not expect that any penalties will be assessed relating to this matter, although we cannot assure you that penalties will not be assessed. Any accelerated tax liability, including any interest charges and penalties, may have a material adverse impact on our liquidity.

Terrorist attacks or acts of war may seriously harm our business.

        Terrorist attacks or acts of war may cause damage or disruption to our company, our employees, our facilities and our customers, which could significantly impact our net sales, costs and expenses, and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties. The long-term effects on our company of the September 11, 2001 attacks are unknown. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility may cause greater uncertainty and cause our business to suffer in ways that we currently cannot predict.

Because our principal stockholder owns a substantial interest in us, our other stockholders may be unable to exercise control over major corporate decisions.

        Upon completion of this offering, Green Equity Investors, L.P. will own approximately 24.4% of our outstanding common stock. Accordingly, Green Equity Investors, L.P. can substantially influence all matters that require stockholder approval. Green Equity Investors, L.P. may influence the adoption of amendments to our certificate of incorporation, the designation of members of our board of directors, and decisions relating to our payment of dividends, financing, growth and other strategic decisions, such as mergers, acquisitions and other change in control transactions. You may disagree with the business decisions of Green Equity Investors, L.P. In addition, its significant ownership interest could make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to you. Also, you may not realize the premium return that a stockholder with a substantial ownership interest may realize in conjunction with corporate takeovers.

Because an equity owner of a significant stockholder is a member of the board of directors of one of our competitors, there may be conflicts of interest.

        Green Equity Investors, L.P. holds a significant equity interest in us and also holds a significant equity interest in Big 5 Sporting Goods, one of our competitors. Jonathan D. Sokoloff and Jonathan A. Seiffer, equity owners of Leonard Green & Partners, L.P., an affiliate of Green Equity Investors, L.P., currently serve on our board of directors. John G. Danhakl, an equity owner of Leonard Green & Partners, L.P., currently serves on the board of directors of Big 5 Sporting Goods. Messrs. Seiffer, Sokoloff and Danhakl may have conflicts of interest with respect to certain matters affecting us, including the pursuit of certain business opportunities presented to Leonard Green & Partners, L.P. All potential conflicts may not be resolved in a manner that is favorable to us. We believe that it is impossible to predict the precise circumstances under which future potential conflicts may arise, and, therefore, we intend to address potential conflicts on a case-by-case basis. Under Delaware law, directors have a fiduciary duty to act in good faith and in what they believe to be in the best interest of the corporation and its stockholders. Such duties include the duty to refrain from impermissible self-dealing and to deal fairly with respect to transactions in which the directors, or other companies with which such directors are affiliated, have an interest.

Anti-takeover provisions in our organizational documents and Delaware law may prevent you from realizing a premium return.

        Anti-takeover provisions in our certificate of incorporation and bylaws and Delaware law may deter unfriendly offers or other efforts to obtain control over us. These anti-takeover provisions, among other things:

  •
  allow our board of directors to issue "blank check" preferred stock without stockholder approval, establishing the rights including voting rights, preferences and limitations of such preferred stock;

  •
  establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proxy proposals; and
  •
  permit our board of directors to increase its own size and fill the resulting vacancies through a majority vote of directors even if less than a quorum.

In addition, Section 203 of the Delaware General Corporate Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

        These anti-takeover provisions and provisions of Delaware law could make us less attractive to a potential acquirer and deprive you of the opportunity to sell your common stock at a premium price.

Our economic interests may conflict with those of former Oshman's officers.

        We lease properties from partnerships or trusts, the partners and trust accounts of which are affiliated with certain of our directors and their family members. One such lease is for a store sold by a third party to an entity controlled by Alvin N. Lubetkin, a former officer of Oshman's. Mr. Lubetkin is one of our directors. Seven related leases are for a distribution center and the former corporate offices of Oshman's in Houston, Texas, which we lease from certain Oshman family trusts. These leases could result in conflicts of interest for us, Mr. Lubetkin, Marilyn Oshman, one of our directors, and other former officers of Oshman's in situations where the interests of the parties differ.

Our quarterly operating results may fluctuate substantially, which may adversely affect our business and the market price of our common stock, particularly if our quarterly results are lower than the expectations of securities analysts.

        Our net sales and results of operations have fluctuated in the past and may vary from quarter to quarter in the future. These fluctuations may adversely affect our business, financial condition and the market price of our common stock particularly if our quarterly results fall below the expectations of securities analysts. A number of factors, many of which are outside our control, may cause variations in our quarterly net sales and operating results, including:

  •
  changes in demand for the products that we offer in our stores;
  •
  pre-opening costs associated with new stores;
  •
  costs related to the closures of existing stores;
  •
  litigation;
  •
  poor snowfall in ski areas or other adverse weather conditions near our markets; and
  •
  general economic conditions.

Our stock price has been and may remain volatile, and the value of your common stock may decline as a result of this volatility.

        The market price of our common stock has been in the past, and may in the future be, subject to wide fluctuations in response to factors such as:

  •
  variations in quarterly operating results;
  •
  announcements, by us or by our competitors, of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
  •
  changes in recommendations or financial estimates by securities analysts;
  •
  conditions and trends in the sporting goods industry; and
  •
  general conditions in the economy or the financial markets.

        In addition, in recent years, the stock market has experienced significant price and volume fluctuations, which are often unrelated to the performance or condition of particular companies. Such broad market fluctuations could adversely affect the market price of our common stock. Following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against a company. If we become subject to this kind of litigation in the future, it could result in substantial litigation costs, damages awards against us, and the diversion of our management's attention and resources.

Future sales of our common stock could adversely affect the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares in the market after this offering or market perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

        There will be 12,778,721 shares of common stock outstanding immediately after this offering. A substantial majority of these shares, in addition to the shares sold in this offering, are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 or Rule 145 under the Securities Act of 1933.

        In addition, several of our stockholders have the right to require us to register their shares of common stock. Pursuant to a registration rights agreement between Green Equity Investors, L.P. and us, Green Equity Investors, L.P. has piggyback registration rights and the right to make up to four demands that we register their shares of common stock under the Securities Act of 1933. In addition, pursuant to a registration rights agreement between certain former stockholders of Oshman's and us, such former Oshman's stockholders have piggyback registration rights and the right to make up to three demands that we register their shares of common stock under the Securities Act of 1933.

        Stockholders who will own 3,666,496 shares of common stock after this offering have entered into agreements with the underwriters. Under these agreements, each of these persons may not, without the prior written approval of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, release all or some of the securities from these lock-up agreements.

        We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

The loss of our key executives, especially John Douglas Morton, our chairman of the board, president and chief executive officer, could have a material adverse effect on our business.

        Our success depends on the continued services of our senior management, particularly John Douglas Morton, our chairman of the board, president and chief executive officer. We do not have employment agreements with any of our senior executives. If we were to lose any key senior executive, our business could be materially adversely affected. In addition, we do not maintain "key person" life insurance on any of our officers.

FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference into this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this prospectus, or in documents incorporated by reference into this prospectus, regarding our strategy, future operations, financial position and net sales, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "predicts," "potential," "intends," "continue," "may," "plans," "projects," "will," "should," "could," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may be a party to or make. We do not assume any obligation to update any forward-looking statements.

MARKET DATA

        We use market and industry data throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and the preparers' experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information.

USE OF PROCEEDS

        We estimate that the net proceeds from our sale of 1,750,000 shares of common stock will be approximately $                  , based on an estimated public offering price of $                  per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.

        We intend to use the net proceeds that we receive from this offering for the repayment of certain borrowings under our revolving line of credit with The CIT Group/Business Credit, Inc. On June 7, 2001, we amended and restated our revolving line of credit with The CIT Group/Business Credit, Inc. in connection with our acquisition of Oshman's to increase the revolving line of credit to the lower of $300 million and, currently, 70% of eligible inventory. We used the proceeds that we received from borrowings under the revolving line of credit to pay a portion of the consideration for such acquisition and for working capital and other general corporate purposes. Our revolving line of credit has an initial term that ends on June 7, 2005, and, thereafter, automatically renews each year unless either party determines not to renew. Interest on borrowings under our revolving line of credit is payable monthly at The Chase Manhattan Bank's prime rate plus the applicable margin rate, which currently is 0.0%, or, at our option, at The Chase Manhattan Bank's LIBOR rate plus the applicable margin rate, which currently is 2.0%. As of April 6, 2002, there was $185.6 million outstanding under our revolving line of credit. As of April 6, 2002, after giving pro forma effect to this offering and the use of proceeds that we receive from this offering, $         million would have been available for future borrowing under our revolving line of credit.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is quoted on the Nasdaq National Market under the symbol "GRTS." The table below sets forth the high and low closing sales prices of our common stock as reported on the Nasdaq National Market for the periods indicated.

	High	Low
Fiscal Year 2000:
First Quarter	$6.875	$5.000
Second Quarter	9.250	4.750
Third Quarter	13.500	8.625
Fourth Quarter	13.438	9.125
Fiscal Year 2001:
First Quarter	$12.688	$8.813
Second Quarter	23.400	12.200
Third Quarter	18.000	11.250
Fourth Quarter	22.990	17.470
Fiscal Year 2002:
First Quarter (through April 30, 2002)	$37.750	$22.750

        On April 30, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $33.74 per share. As of April 16, 2002, there were approximately 576 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the name of banks, brokers, nominees or other fiduciaries.

        We have never declared or paid any dividends on our common stock. We plan to retain earnings to finance our future growth, and we have no current plans to pay cash dividends to our stockholders. The payment of any future cash dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our future earnings, our capital requirements, and our general financial condition. Our ability to declare or pay dividends on our common stock is not limited under our revolving line of credit. Our revolving line of credit, however, does limit the amount of dividends that may be declared or paid on the common stock of our subsidiaries and the amount of loans that our subsidiaries may make to us. Our subsidiaries may loan us up to $10.0 million in the aggregate and may declare up to $6.0 million in dividends each fiscal year.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents, and capitalization as of February 2, 2002:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect our sale of 1,750,000 shares of common stock in this offering at an estimated public offering price of $                   per share after deducting estimated underwriting discounts and commissions and our estimated offering expenses and the application of proceeds we receive from this offering.

        This table excludes an aggregate of 1,553,036 shares of common stock that may be issued upon the vesting of outstanding restricted stock awards and the exercise of outstanding stock options, with a weighted average exercise price of $11.14 per share, and 190,686 additional shares available for issuance under our 1994 Management Equity Plan, in each case as of April 23, 2002.

        You should read this information together with our audited consolidated financial statements and related notes and the sections entitled "Use of Proceeds," "Selected Consolidated Financial, Store and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	February 2, 2002
	Actual	As Adjusted
	(dollars in thousands, except per share amounts)
Cash and cash equivalents	$11,536

Long-term debt(1)	$158,474
Stockholders' equity:
Preferred stock, $.01 par value per share; 3,000,000 shares authorized; no shares issued and no shares outstanding, actual; no shares issued and no shares outstanding, as adjusted
Common stock, $.01 par value per share; 22,000,000 shares authorized; 11,340,341 shares issued and 10,728,986 shares outstanding, actual; 13,090,341 shares issued and 12,478,986 shares outstanding, as adjusted	113
Additional paid-in capital	99,355
Unamortized restricted stock compensation	(2,743)
Accumulated other comprehensive loss	(448)
Retained earnings	44,755

	141,032
Treasury stock, 611,355 common shares, at cost	(5,523)

Total stockholders' equity	135,509

Total capitalization	$293,983

(1)
Long-term debt consists of borrowings under our revolving line of credit. As of April 6, 2002, there was $185.6 million outstanding under our revolving line of credit.

SELECTED CONSOLIDATED FINANCIAL, STORE AND OTHER DATA

        The following selected consolidated statement of operations and cash flow data for each of the fiscal years in the three year period ended February 2, 2002, and the consolidated balance sheet data as of February 2, 2002 and February 3, 2001 are derived from our audited consolidated financial statements included elsewhere in this prospectus. This data should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. The selected consolidated statement of operations and cash flow data for the fiscal year ended January 30, 1999, the 28 day period ended January 31, 1998 and the fiscal year ended January 3, 1998 and the consolidated balance sheet data as of January 29, 2000, January 30, 1999, January 31, 1998 and January 3, 1998 are derived from our audited consolidated financial statements not included in this prospectus.

        During 1995, we adopted an annual fiscal reporting period that ends on the first Saturday in January. Accordingly, fiscal 1997 began on January 5, 1997 and ended on January 3, 1998, and included 52 weeks of operations. During 1998, in connection with our acquisition of Sportmart, we adopted an annual fiscal reporting period that ends on the Saturday closest to January 31st, and, therefore, we had a transition period from January 4, 1998 to January 31, 1998. Accordingly, fiscal 1998 began on February 1, 1998 and ended on January 30, 1999, and included 52 weeks of operations. Fiscal 1999 ended on January 29, 2000, and included 52 weeks of operations. Fiscal 2000 ended on February 3, 2001, and included 53 weeks of operations. Fiscal 2001 ended on February 2, 2002, and included 52 weeks of operations.

        We acquired Sportmart on January 9, 1998 and Oshman's on June 7, 2001. These acquisitions were accounted for under the purchase method of accounting, and, accordingly, the statement of operations data includes the results of the acquired companies since the respective dates of their acquisitions. The results for fiscal 2001 are not necessarily comparable to the other periods presented, due to the inclusion of Oshman's results of operations in our statement of operations data since June 7, 2001. We believe that the results for fiscal 2000, although such results include a fifty-third week of operations, and fiscal years 1999 and 1998 are comparable to each other, but these results are not comparable to the results for fiscal 1997, which represent our results before our acquisitions of Sportmart and Oshman's. We do not believe that the results of operations for the 28 day transition period ended January 31, 1998 are comparable to other presented periods.

			Fiscal Year
	Fiscal Year 1997	28 days ended January 31, 1998
			1998		1999	2000	2001
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$228,379	$38,825	$658,047		$680,995	$751,124	$935,717
Cost of goods sold, buying, distribution and occupancy	(164,289)	(31,924)	(503,379)		(517,405)	(559,778)	(696,296)

Gross profit	64,090	6,901	154,668		163,590	191,346	239,421
Operating expenses	(52,721)	(11,360)	(144,948)		(150,684)	(164,541)	(204,429)
Merger integration costs	(395)	(3,377)	(6,045	)(5)	—	—	(12,490)

Operating income (loss)	10,974	(7,836)	3,675		12,906	26,805	22,502
Interest expense	(983)	(525)	(9,302)		(10,916)	(11,360)	(10,627)
Other income, net	776	38	302		779	246	1,676

Income (loss) before income taxes	10,767	(8,323)	(5,603)		2,769	15,691	13,551
Income tax benefit (expense)	(4,083)	318	2,185		(996)	7,405	(5,285)

Net income (loss)	$6,684	$(8,005)	$(3,418	)(6)	$1,773	$23,096 (7)	$8,266	(8)

Basic earnings (loss) per share	$1.21	$(1.11)	$(0.45	)(6)	$0.23	$3.13 (7)	$0.86	(8)
Diluted earnings (loss) per share	$1.19	$(1.11)	$(0.45	)(6)	$0.23	$2.99 (7)	$0.80	(8)

Weighted average shares of common stock outstanding	5,501,673	7,212,267 (3)	7,676,816		7,632,696	7,380,529	9,598,553	(3)
Weighted average shares of common stock and common stock equivalents outstanding	5,596,823	7,212,267	7,676,816		7,701,427	7,729,601	10,315,785
Store Data:
Number of stores at beginning of period	60	63	123		125	127	120
Number of stores opened or acquired	5	60 (4)	6		7	—	64	(9)
Number of stores closed	(2)	—	(4)		(5)	(7)	(5	)(10)

Number of stores at end of period	63	123	125		127	120	179

Total gross square feet at end of period	1,605,963	4,206,197	4,361,335		4,600,738	4,517,122	7,215,591
Comparable store sales increase (decrease)(1)	5.6%	10.0%	(4.5)%		(0.6)%	6.4%	(0.9)%
Other Data:
Adjusted EBITDA(2)	$15,435	$(3,256)	$21,088		$27,577	$41,538	$57,175
Adjusted EBITDA margin(2)	6.8%	(8.4)%	3.2%		4.1%	5.5%	6.1%
Net cash provided by (used in) operating activities	7,838	(15,395)	16,289		1,326	24,053	20,643
Net cash provided by (used in) investing activities	(3,720)	483	(15,561)		(8,806)	(12,385)	(64,414)
Net cash provided by (used in) financing activities	40	18,326	(6,321)		4,544	(11,404)	47,200

	January 3, 1998	January 31, 1998	January 30, 1999	January 29, 2000	February 3, 2001	February 2, 2002
	(in thousands)
Balance Sheet Data:
Working capital	$39,886	$108,844	$94,439	$104,853	$113,324	$142,494
Total assets	121,291	319,435	335,119	344,085	335,949	538,339
Long-term debt	—	105,600	100,000	105,900	95,900	158,474
Redeemable common stock, net	1,904	—	—	—	—	—
Stockholders' equity	42,613	68,757	63,466	65,894	88,886	135,509

(1)
New stores enter our comparable store sales base at the beginning of their fourteenth month of operation. The Sportmart stores acquired on January 9, 1998 that met the foregoing criteria were included in our comparable store sales base from the date of acquisition. The Oshman's stores will be included in the comparable store sales base beginning August 4, 2002, the beginning of the fourteenth full month of operations since the date of our acquisition of Oshman's.
(2)
EBITDA is earnings (loss) before income taxes plus interest expense and other financing costs and depreciation and amortization. Adjusted EBITDA is EBITDA plus one-time merger integration costs associated with our acquisitions of Sportmart and Oshman's. We believe that, in addition to net income (loss), adjusted EBITDA is a useful financial performance measure for assessing operating performance because it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. Adjusted EBITDA should not be construed, however, as an alternative to cash flow data, as determined in accordance with accounting principles generally accepted in the United States, as an indicator of our operating performance or as a measure of our liquidity. Moreover, our method of calculating adjusted EBITDA may differ from methods used by other companies, and, as a result, adjusted EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net sales.
(3)
We acquired Sportmart on January 9, 1998 and Oshman's on June 7, 2001. These separate transactions involved the issuance of 2,180,656 and 3,350,780 shares, respectively, of our common stock.
(4)
Includes 59 Sportmart stores acquired on January 9, 1998.
(5)
Amount includes $3.1 million of one-time merger integration costs that were previously included in operating expenses above.
(6)
Amounts include the effects of $6.0 million of one-time merger integration costs associated with our acquisition of Sportmart, which had the effect of decreasing basic and diluted earnings per share by $0.48 and $0.47, respectively. Excluding these costs, net income would have been $0.3 million, and basic and diluted earnings per share would have been $0.04 and $0.03, respectively.
(7)
Amounts include the effect of a one-time tax benefit of $13.5 million, which reflects the reversal of valuation allowances that had offset previously generated net operating losses, the majority of which we acquired in our acquisition of Sportmart. This one-time tax benefit had the effect of increasing basic and diluted earnings per share by $1.83 and $1.75, respectively. Excluding this benefit and utilizing statutory tax rates, net income would have been $9.6 million and basic and diluted earnings per share would have been $1.30 and $1.24, respectively.
(8)
Amounts include the effects of $12.5 million of one-time merger integration costs associated with our acquisition of Oshman's, which had the effect of decreasing basic and diluted earnings per share by $0.79 and $0.74, respectively. Excluding these costs, net income would have been $15.9 million, and basic and diluted earnings per share would have been $1.65 and $1.54, respectively.
(9)
Includes 58 Oshman's stores acquired on June 7, 2001.
(10)
Includes four Oshman's stores acquired on June 7, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial, Store and Other Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under "Risk Factors" in this prospectus.

        We are the second largest publicly traded, full-line sporting goods retailer in the United States and the leading full-line sporting goods retailer in the western United States as measured by net sales. We offer a broad selection of high-quality, brand name apparel, footwear and equipment at competitive prices in primarily a superstore format with our stores typically ranging in size from 30,000 to 45,000 square feet. As of May 1, 2002, we operated 180 stores in 25 states under the Gart Sports, Sportmart and Oshman's banners. In fiscal 2001, hardline sales represented 51.6% of total net sales, sales of apparel represented 25.5% of total net sales and sales of footwear represented 22.9% of total net sales. In addition, we record royalty revenues from Internet sales, which represented less than 1.0% of total net sales.

        On June 7, 2001, we acquired Oshman's for consideration consisting of approximately 3.4 million shares of our common stock valued at approximately $37.8 million and approximately $50.2 million in cash. The acquisition was accounted for under the purchase method of accounting, and, as a result, Oshman's results of operations are included in our statement of operations data from the date of the acquisition. Accordingly, the financial information for fiscal 2001 is not necessarily comparable to other periods. Of the total purchase price that we paid to acquire Oshman's, $42.4 million has been allocated to goodwill. In connection with the acquisition, we incurred one-time merger integration costs of $12.5 million, before taxes. We acquired 58 Oshman's stores in connection with the acquisition. We have closed 4 underperforming smaller format stores and have identified an additional 4 stores for closure. We are improving operations at the remaining stores to increase their profitability. We have integrated Oshman's operations with ours and, in the process, have reduced headcount and eliminated duplicative overhead costs and overlapping advertising. We believe that we can realize in excess of $10.0 million in annual cost savings as a result of these efforts. In addition, we believe that we will be able to achieve incremental revenue and gross margin growth from these stores.

Results of Operations

        The following table sets forth, for the periods indicated, our results of operations, in millions of dollars and as a percentage of net sales, and our total number of stores at the end of each period:

	Fiscal 1999		Fiscal 2000		Fiscal 2001
	Dollars	%	Dollars	%	Dollars	%
	(dollars in millions)
Net sales	$681.0	100.0%	$751.1	100.0%	$935.7	100.0%
Cost of goods sold, buying, distribution and occupancy	517.4	76.0	559.8	74.5	696.3	74.4

Gross profit	163.6	24.0	191.3	25.5	239.4	25.6
Operating expenses	150.7	22.1	164.5	21.9	204.4	21.8
Merger integration costs	—	—	—	—	12.5	1.3

Operating income	12.9	1.9	26.8	3.6	22.5	2.4
Interest expense	10.9	1.6	11.4	1.5	10.6	1.1
Other income, net	0.8	0.1	0.3	—	1.7	0.1

Income before income taxes	2.8	0.4	15.7	2.1	13.6	1.5
Income tax benefit (expense)	(1.0)	(0.1)	7.4	1.0	(5.3)	(0.6)

Net income	$1.8	0.3%	$23.1	3.1%	$8.3	0.9%

Number of stores at end of period	127		120		179

        Cost of goods sold includes the full cost of inventory, plus additional costs associated with procurement, warehousing, handling and distribution. These additional costs consist of occupancy costs related to inventory and amortization and depreciation of leasehold improvements and rental equipment.

        Operating expenses include controllable and non-controllable store expenses, other than occupancy, non-store expenses and depreciation and amortization associated with cost of goods sold. Interest expense results primarily from interest on our revolving line of credit.

Critical Accounting Policies

        This discussion and analysis discusses our results of operations and financial condition as reflected in our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. As discussed in note 2 to our consolidated financial statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates its estimates and judgments, including those related to inventory valuation, the recoverability of long-lived assets including intangible assets, the store closing reserve, and the estimates used to record purchase accounting related to acquisitions. Our management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See note 2 to our consolidated financial statements for a complete listing of our significant accounting policies.

  Valuation of Inventory

        We value our inventory at the lower of cost or market. Cost is determined using the average cost of items purchased and applying the dollar value LIFO inventory method. Our dollar value LIFO pools are computed using the inventory price index computation method. Historically, we have rarely experienced significant occurrences of obsolescence or slow moving inventory. However, future changes, such as changes in customer merchandise preferences or unseasonable weather patterns, could cause our inventory to be exposed to obsolescence or slow moving merchandise.

  Impairment of Assets

        We review long-lived tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We measure the recoverability of assets to be held and used by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Future events could cause our management to conclude that impairment indicators exist and that the value of long-lived tangible and intangible assets are impaired.

  Store Closing Reserve

        We record a provision for store closing when the decision to close a store is made. The provision consists of the incremental costs that are expected to be incurred after the store closing, including settlement of future net lease obligations, utilities and property taxes, and other expenses directly related to the store closing.

  Acquisitions Accounting

        Our acquisitions are accounted for under the purchase method of accounting. Accordingly, the total costs of our acquisitions are allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The determination of fair values involves the use of estimates and assumptions that could require adjustment in the future.

        Although we believe that our historical experience and the other factors we have considered provide a meaningful basis for the accounting policies that we apply in the preparation of our consolidated financial statements, we cannot guarantee that our estimates and assumptions will be accurate, which could require us to make adjustments to these estimates in future periods.

Fiscal 2001 as compared to Fiscal 2000

  Net Sales

        Net sales increased $184.6 million, or 24.6%, to $935.7 million in fiscal 2001, compared to $751.1 million in fiscal 2000. Our acquisition of Oshman's increased sales by $203.4 million. Fiscal 2001 consisted of 52 weeks compared to 53 weeks for fiscal 2000. Total net sales, excluding Oshman's and on a comparable 52-week basis, decreased by 1.0%. Comparable store sales decreased 0.9% for the same 52-week period, primarily due to decreased sales in the hardgoods product category as a result of a decrease in scooter sales. Newly opened stores enter the comparable store sales base at the beginning of their fourteenth month of operation. The Oshman's stores will be included in the comparable store sales base beginning August 4, 2002, the beginning of the fourteenth full month of operations since the date of our acquisition of Oshman's.

  Gross Profit

        Gross profit for fiscal 2001 was $239.4 million, or 25.6% of net sales, compared to $191.3 million, or 25.5% of net sales, for fiscal 2000. The slight increase as a percentage of net sales was primarily due to continued improvement in the replenishment and allocation of merchandise to our stores offset by increased occupancy costs as a percentage of net sales.

  Operating Expenses

        Operating expenses in fiscal 2001 were $204.4 million, or 21.8% of net sales, compared to $164.5 million, or 21.9% of net sales, for fiscal 2000. As a percentage of net sales, operating expenses decreased due to continued cost controls, including reduced advertising costs as a percentage of net sales and corporate payroll cost synergies achieved from our acquisition of Oshman's. These savings were offset by increased depreciation and amortization, primarily due to increased capital spending and amortization of the favorable lease and goodwill assets related to the Oshman's acquisition. The increase in total operating expenses is primarily due to the increased number of stores operated as a result of our acquisition of Oshman's.

  Merger Integration Costs

        Merger integration costs associated with our acquisition of Oshman's for fiscal 2001 were $12.5 million, or 1.3% of net sales. These costs consist primarily of $5.7 million of duplicative costs to operate two corporate offices, employee training, and personnel integration, $3.0 million of advertising costs for rebranding of stores and advertising in overlapping markets, $2.3 million of costs associated with consolidating and relocating corporate offices and $1.5 million of consulting fees. We will not incur additional merger integration costs for the Oshman's acquisition during fiscal 2002.

  Operating Income

        As a result of the factors described above, operating income for fiscal 2001 was $22.5 million, or 2.4% of net sales, compared to $26.8 million, or 3.6% of net sales, in fiscal 2000. Operating income excluding merger integration costs for fiscal 2001 was $35.0 million, or 3.7% of net sales, an increase of $8.2 million versus fiscal 2000.

  Interest Expense

        Interest expense for fiscal 2001 decreased to $10.6 million, or 1.1% of net sales, from $11.3 million, or 1.5% of net sales, for fiscal 2000. The decrease is primarily due to a decrease in the effective borrowing rate from approximately 8.7% to approximately 6.2%, offset by an increase in the level of borrowings as a result of the Oshman's acquisition.

  Other Income

        Other income was $1.7 million for fiscal 2001, compared to $0.2 million for fiscal 2000. The increase in other income is primarily due to $0.7 million of income related to a one-time consulting services agreement, $0.3 million of income recognized on the sale of marketable securities and $0.2 million of income generated by the sale of certain non-operating assets located in Edmonton, Alberta, Canada. The remaining increase is primarily attributable to increased sales tax handling income, due to increased sales volume as a result of our acquisition of Oshman's.

  Income Taxes

        Our income tax expense for fiscal 2001 was $5.3 million, compared to an income tax benefit of $7.4 million in fiscal 2000. Our effective tax expense rate for fiscal 2001 was 39.0%, compared to a benefit of 47.2% in fiscal 2000. Our income tax benefit in the prior year reflected the reversal of valuation allowances, which had offset previously generated net operating losses, the majority of which were acquired in our purchase of Sportmart in January 1998.

Fiscal 2000 as compared to Fiscal 1999

  Net Sales

        Net sales increased $70.1 million, or 10.3%, to $751.1 million in fiscal 2000, compared to $681.0 million in fiscal 1999. Fiscal 2000 consisted of 53 weeks compared to 52 weeks for fiscal 1999. After adjusting for $11.4 million of net sales contributed by the additional operating week in fiscal 2000, net sales would have increased by 8.6% to $739.7 million on a 52-week basis. Comparable store sales increased 6.4% for the comparable 52-week period, primarily due to increased sales in all categories, particularly in hardgoods, outdoor products and apparel categories. Hardgoods sales increased as a result of strong sales of bicycles and scooters, exercise fitness equipment and athletic hardgoods. Sales of outdoor products were strong as a result of a good winter snow season, which resulted in increased sales of skis and snowboards. Apparel sales were driven by strong sales of ski apparel and ladies activewear.

  Gross Profit

        Gross profit for fiscal 2000 was $191.3 million, or 25.5% of net sales, compared to $163.6 million, or 24.0% of net sales, for fiscal 1999. The increase is primarily due to increased merchandise margins in most departments as a result of improved buying disciplines, more consistency in the product offerings and increased utilization of our automated inventory replenishment, purchasing and allocation system. In addition, occupancy costs decreased as a percentage of net sales principally due to the leveraging of the fixed component of this expense category with higher net sales.

  Operating Expenses

        Operating expenses in fiscal 2000 were $164.5 million, or 21.9% of net sales, compared to $150.7 million, or 22.1% of net sales, for fiscal 1999. As a percentage of net sales, operating expenses decreased compared to fiscal 1999 due to improved sales and continued cost controls. The increase in dollars was primarily due to increased store payroll in response to increased store traffic, an increase in bonuses earned for fiscal 2000 and the additional expenses incurred due to the extra operating week in fiscal 2000.

  Operating Income

        As a result of the factors described above, operating income for fiscal 2000 was $26.8 million, or 3.6% of net sales, compared to $12.9 million, or 1.9% of net sales, in fiscal 1999.

  Interest Expense

        Interest expense for fiscal 2000 increased to $11.4 million, or 1.5% of net sales, from $10.9 million, or 1.6% of net sales, for fiscal 1999. Interest expense decreased slightly as a percentage of net sales and increased only slightly in dollars as a result of a higher effective interest rate for fiscal 2000 compared to fiscal 1999.

  Income Taxes

        Our income tax benefit for fiscal 2000 was $7.4 million, compared to an income tax expense of $1.0 million in fiscal 1999. Our income tax benefit in the current year reflects the reversal of valuation allowances, which had offset previously generated deferred tax assets. Our effective tax rate for fiscal 2000 was a benefit of 47.2%, compared to an expense of 36.0% in fiscal 1999.

Liquidity and Capital Resources

        Our primary capital requirements are for inventory, capital improvements, and pre-opening expenses to support our expansion plans, as well as for various investments in store remodeling, store fixtures and ongoing infrastructure improvements.

Cash Flow Analysis
(in thousands, except ratios)

	Fiscal 1999	Fiscal 2000	Fiscal 2001
Cash provided by operating activities	$1,326	$24,053	$20,643
Cash used in investing activities	(8,806)	(12,385)	(64,414)
Cash provided by (used in) financing activities	4,544	(11,404)	47,200
Capital expenditures	11,957	12,550	23,459
Long-term debt (at end of period)	105,900	95,900	158,474
Working capital (at end of period)	104,853	113,324	142,494
Current ratio (at end of period)	1.66	1.80	1.61
Long-term debt to equity ratio (at end of period)	1.61	1.08	1.17

        Cash provided by operating activities in fiscal 2001 was primarily the result of net income, adjusted for depreciation and amortization, deferred income taxes, and increases in accounts payable offset by inventory purchases.

        Cash used in investing activities in fiscal 2001 was primarily for our acquisition of Oshman's and capital expenditures. These uses were partially offset by cash received from the sale of the assets held for sale and the sale of an Oshman's store location. The capital expenditures were primarily for store remodeling, store fixtures, and the purchase or enhancement of certain information systems.

        Cash provided by financing activities in fiscal 2001 primarily represents net proceeds from borrowings on our revolving line of credit and proceeds from the sale of common stock issued upon the exercise of stock options, offset by payments for common stock repurchases.

        Our liquidity and capital needs have been met by cash from operations and borrowings under our revolving line of credit with The CIT Group/Business Credit, Inc., as agent. In connection with the Oshman's acquisition, we increased the revolving line of credit from a maximum amount of $175 million to $300 million. Our revolving line of credit allows us to borrow up to 70% of our eligible inventories during the year and up to 75% of our eligible inventories for two consecutive 90 day periods in the first loan year. Our borrowings are limited to the lesser of $300 million or the amount calculated in accordance with the borrowing base and are secured by substantially all of our inventories, trade receivables, equipment, and intangible assets. The lenders may not demand repayment of principal, absent an occurrence of default under the revolving line of credit, prior to June 7, 2005. The revolving line of credit contains certain covenants, including financial covenants that require us to maintain a specified minimum level of tangible net worth at all times and specified earnings before income taxes, depreciation and amortization to interest ratios. Our ability to declare or pay dividends on our common stock is not limited under the revolving line of credit. The revolving line of credit does, however, limit the amount of dividends that may be declared or paid on the common stock of our subsidiaries and the amount of loans that our subsidiaries may make to us. Our subsidiaries may loan us up to $10.0 million in the aggregate and may declare up to $6.0 million in dividends each fiscal year. We are in compliance with all covenants under the revolving line of credit.

        Under the terms of the revolving line of credit, loan interest is payable monthly at The Chase Manhattan Bank's prime rate plus a margin rate that cannot exceed 0.25% or, at our option, at The Chase Manhattan Bank's LIBOR rate plus a margin that cannot exceed 2.25%. Our current margin rates for the first loan year are 0.0% on prime borrowings and 2.0% on LIBOR borrowings. Beginning June 7, 2002, the margin rate on LIBOR borrowings may be reduced to as low as 1.50% if certain earnings levels are achieved. There was $67.8 million available for borrowing at February 2, 2002. There was $185.6 million outstanding under our revolving line of credit as of April 6, 2002, and $66.7 million was available for borrowing. The increase in our long-term debt since fiscal year end 2001 is primarily attributable to seasonal inventory purchases and decreases in accounts payable. We intend to use all of the net proceeds we receive from this offering, estimated to be $            , to repay a portion of our borrowings under our revolving line of credit. As of April 6, 2002, after giving pro forma effect to this offering and the use of proceeds that we receive from this offering, $         million would have been available for future borrowing under our revolving line of credit.

        We entered into an interest rate swap agreement on June 28, 2001 to minimize the risks and costs associated with our financing activities. The notional interest rate swap amount is $20.0 million and the swap agreement terminates on June 30, 2004. Under the swap agreement, we pay fixed rate interest and receive variable interest rate payments periodically over the life of the instrument. See note 11 to our consolidated financial statements.

        The Internal Revenue Service has proposed adjustments to the 1992 and 1993 consolidated federal income tax returns of our company and our former parent, now Thrifty PayLess Holdings, Inc., a subsidiary of Rite Aid Corporation, due to the manner in which LIFO inventories were characterized on such returns. Based on our management's discussion with our former parent, we believe that the potential accelerated tax liability, which could have a negative effect on our liquidity in the near term, ranges from approximately $0 to $9.7 million. We recorded approximately $9.7 million as a long-term net deferred tax liability for the tax effect of the LIFO inventory basis difference. In addition, the loss from possible assessed interest charges resulting from the proposed adjustments ranges from approximately $0 to $3.3 million. We have accrued approximately $1.2 million for potential interest charges in our consolidated financial statements. We do not expect that any penalties will be assessed relating to this matter although we cannot assure you that penalties will not be assessed. Any accelerated tax liability, including interest charges and penalties, may have a material adverse impact on our liquidity.

        Our capital expenditures are projected to be approximately $23 million to $25 million in fiscal 2002. These capital expenditures will be primarily for new store openings, store remodeling, store fixtures, information systems, and distribution center facilities. We lease all of our store locations and intend to continue to finance our new stores with long-term operating leases. Based upon historical data, our newly constructed superstores require a cash investment of approximately $1.8 million for a 42,000 square foot store and approximately $1.5 million for a 32,000 square foot store. Our superstores constructed in existing retail space historically have required additional capital investments of approximately $700,000 in leasehold improvements per location. The level of capital improvements is affected by the mix of new construction versus renovation of existing retail space.

        We believe that cash generated from operations, the net proceeds that we receive from this offering and funds available under our revolving line of credit will be sufficient to fund our projected capital expenditures and our other working capital requirements through fiscal 2002. We intend to utilize our revolving line of credit to meet seasonal fluctuations in our working capital requirements.

Contractual obligations and commercial commitments

        The following data summarizes our contractual obligations and commercial commitments as of February 2, 2002:

	Payments due by period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in thousands)
Contractual obligations:
Long-term debt(1)	$158,474	$—	$—	$158,474	$—
Capital lease obligations	2,993	863	1,174	736	220
Operating leases	759,165	71,800	135,553	125,121	426,691

Total contractual cash obligations	$920,632	$72,663	$136,727	$284,331	$426,911

	Amount of commitment expiration per period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Other commercial commitments:
Input letters of credit	$1,078	$1,078	$—	$—	$—
Standby letters of credit	590	590	—	—	—

Total commercial commitments	$1,668	$1,668	$—	$—	$—

(1)
Long-term debt consists of borrowings under our revolving line of credit.

Interest Rate and Foreign Currency Risk Management

        We entered into an interest rate swap agreement on June 28, 2001, which expires on June 30, 2004, to minimize our risks and costs associated with our financing activities. Under our swap agreement, we pay fixed rate interest and receive variable LIBOR interest rate payments periodically over the life of the instrument. The notional interest rate swap amount is $20.0 million and is used to measure interest to be paid or received and does not represent the exposure due to credit loss.

        Our interest rate swap is designated as a cash flow hedge, qualifies for the short cut method of assessing effectiveness and is considered highly effective, as defined by Statement of Financial Accounting Standards, or SFAS, No. 133. Under the short cut method there is no need to measure effectiveness of the hedge and there is no charge to earnings for changes in the fair value of our swap agreement. Payments or receipts on our swap agreement are recorded as interest expense. At February 2, 2002, the fair value of our interest rate swap was a loss of $517,000, net of the related tax benefit. The unrealized loss from our interest rate swap is included in other comprehensive income and is shown as a component of stockholders' equity.

        Our exposure to foreign currency risk is not material.

Seasonality and Inflation

        The following table sets forth our unaudited consolidated quarterly results of operations for each of the quarters in fiscal 2001 and 2000. This information is unaudited, but is prepared on the same basis as our annual financial information and, in the opinion of our management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for any quarter are not necessarily indicative of the results for any future period.

Fiscal 2001
(dollars in millions)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$162.6	$237.9	$219.1	$316.0
% of full year net sales	17.4%	25.4%	23.4%	33.8%
Operating income (loss)	$3.2	$5.3	$(1.2)	$15.2

Fiscal 2000
(dollars in millions)

Net sales	$165.7	$187.6	$166.1	$231.7
% of full year net sales	22.1%	25.0%	22.1%	30.8%
Operating income	$3.2	$7.1	$2.9	$13.6

        The results for the last three quarters of fiscal 2001 are not comparable to the other periods presented, due to the inclusion of Oshman's results of operations since June 7, 2001, the date of the Oshman's acquisition. Our fourth quarter has historically been our strongest quarter. For fiscal 2001 and 2000, the fourth quarter contributed 33.8% and 30.8%, respectively, of our net sales. Comparable store sales increased by 0.6% for the 13 weeks ended February 2, 2002 and 9.8% for the 14-week period ended February 3, 2001. We believe that two primary factors contribute to this seasonality: first, sales of cold weather sporting goods and ski and snowboard merchandise during the fourth quarter are generally strong in anticipation of the ski and snowboard season; and, second, holiday sales contribute significantly to our operating results. As a result of these factors, inventory levels, which gradually increase beginning in April, generally reach their peak in November and then decline to their lowest level following the December holiday season. Any decrease in our sales for the fourth quarter, whether due to a slow holiday selling season, poor snowfall in ski areas near our markets or otherwise, could have a material adverse effect on our business, financial condition and operating results for the entire fiscal year.

        Although our operations are influenced by general economic conditions, we do not believe that inflation has a material impact on our results of operations. We believe that we generally are able to pass along any inflationary increases in costs to our customers.

Impact of Recent Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 became effective in the first quarter of fiscal year 2001. SFAS No. 133 requires that every derivative instrument be recorded on the balance sheet as either an asset or liability, measured at fair value, and requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. We adopted SFAS No. 133 on February 4, 2001 and there was not a material impact on our results of operations or financial position.

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations consummated after June 30, 2001 and establishes criteria for recognizing intangible assets separately from goodwill.

        SFAS No. 142 requires that, upon adoption, amortization of goodwill and intangible assets deemed to have indefinite lives will cease, and, instead, the carrying value of goodwill and these intangibles will be evaluated for impairment on an annual basis. In addition, a transitional impairment test is required as of the date of adoption. Other intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." We will adopt SFAS No. 142 for the period commencing February 3, 2002, the beginning of our fiscal 2002. We have completed our impairment analysis of our existing goodwill in the first quarter of fiscal 2002, and have determined that no impairment is indicated. Our adoption of SFAS No. 142 will not have a material impact on our consolidated financial position, results of operations, or cash flows in regard to the impairment provisions of SFAS No. 142, while the application of the non-amortization provisions of SFAS No. 142 will result in the cessation of amortization of approximately $1.1 million per year. Amortization of our existing goodwill totaled $0.7 million in fiscal 2001 resulting from our acquisition of Oshman's, which occurred on June 7, 2001.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses certain implementation issues related to SFAS No. 121 and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 will be adopted by us for fiscal 2002. We are evaluating the provisions of SFAS No. 144, but we do not expect that our adoption of SFAS No. 144 will have a material impact on our consolidated financial position, results of operations or cash flows.

BUSINESS

        We are the second largest publicly traded, full-line sporting goods retailer in the United States and the leading full-line sporting goods retailer in the western United States, in each case as measured by net sales. We offer a broad selection of high-quality, brand name apparel, footwear and equipment at competitive prices in primarily a superstore format. Our stores typically range in size from 30,000 to 45,000 square feet, and, as of May 1, 2002, we operated 180 stores in 25 states under the Gart Sports, Sportmart and Oshman's banners.

        Our experienced management team has grown our business both organically and through acquisitions. We have acquired and successfully integrated two sporting goods retail chains, Sportmart, Inc., which we acquired in January 1998, and Oshman's Sporting Goods, Inc., which we acquired in June 2001. These acquisitions have enabled us to significantly expand and solidify our presence in the West, Southwest and Midwest markets. The integration of these acquired companies combined with our organic growth has significantly enhanced our financial results. From fiscal 1998 through fiscal 2001, we realized:

  •
  Net sales growth from $658 million to $936 million,

  •
  Growth in adjusted EBITDA from $21 million to $57 million, and

  •
  An increase in adjusted EBITDA margin from 3.2% to 6.1%.

Competitive Strengths

        We believe that the following key competitive strengths are critical to our continuing success:

Leading presence in attractive growth markets.    We are well positioned in expanding metropolitan areas with strong demographic trends, including Chicago, Los Angeles, San Francisco, Minneapolis, Denver and Salt Lake City. We have a leading presence in each of our top markets in terms of number of stores, which provides us with strong brand recognition and economies of scale. Our leading presence in the ski markets of the western United States has also enabled us to become the leader in the U.S. retail market for winter sporting goods.

Compelling new store economics.    Our typical new stores are either 32,000 or 42,000 square foot prototype superstores. These two prototypes provide us with substantial flexibility to adapt to specific market characteristics so as to optimize our investment returns. In addition, based upon our existing advertising and cost infrastructure, we are able to realize above-average returns on our new store investments in established markets. Based on historical data, our superstores require average net cash investments of $1.5 million to $1.8 million and generate average annual cash returns on those investments of approximately 35% by the third year of operation.

Proven ability to grow through acquisitions.    Our successful acquisition and integration of two sporting goods retail chains have enabled us to expand our presence in the West, Southwest and Midwest markets.

  •
  In January 1998, we acquired 59 Sportmart superstores, which doubled our store base and expanded our geographic presence to eight additional states. Since the acquisition, we have been able to significantly improve the profitability of the Sportmart store base as evidenced by approximately a 260 basis point improvement in gross margin in those stores, excluding buying and distribution costs, since the beginning of fiscal 1998.

  •
  On June 7, 2001, we acquired 58 Oshman's stores, which increased our store base by nearly 50% and expanded our geographic presence to nine additional states. We believe we can realize in excess of $10 million in annual cost savings through the elimination of duplicative overhead costs and overlapping advertising. In addition, we believe we will be able to achieve incremental revenue and gross margin growth from these stores.

Broad assortment of quality, brand name products and customized merchandise mix.    We offer a broad selection of high-quality, competitively priced, brand name apparel, footwear and equipment designed to appeal to both the casual sporting goods customer and the sports enthusiast. We carry popular brands such as adidas, Columbia, K2, New Balance, Nike, The North Face, Rossignol and Salomon. We also carry product lines typically available only in specialty stores, such as Cobra, Taylor Made and Titleist golf equipment, Schwinn fitness equipment, Diamondback bikes, Volkl ski equipment and Burton snowboards.

        We tailor our product mix to specific market demographics and lifestyles, and our store managers work directly with our buyers to optimize the product mix in each store. Local factors, such as disposable income, professional and amateur sports activities, climate, and specific regional and seasonal activities typically influence the product mix in a particular market.

Sophisticated information systems.    Over the last five years, we have invested a significant portion of our annual capital expenditures in sophisticated information systems that have helped to increase our margins by reducing inventory per square foot, improving in-stock positions, reducing shrinkage, and creating store-level perpetual inventories and automatic inventory replenishment on basic items. Our ability to do on-demand review of critical business elements using our systems has provided our merchandising and store operations team with the ability to quickly react to sales trends. Building upon our existing systems, we are currently implementing a new point-of-sale system.

Attractive shopping environment.    The shopping environment in our stores showcases the breadth of our merchandise and reinforces our distinctive brand image. Our brightly lit stores are designed to project a clean, upscale atmosphere with a user friendly layout featuring wide aisles, well organized merchandise displays and clearly defined departments arranged in a convenient floor plan.

Experienced management team.    The majority of the members of our senior management team has worked together since the Sportmart acquisition in 1998 and has a diverse and extensive retail background. Our senior management team has an average of 15 years experience in the sporting goods industry. We believe the team's experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics, better understand our customer base and build strong vendor relationships.

Growth Strategy

        Our growth strategy is to continue to strengthen our position as a leading full-line sporting goods retailer, both organically and through opportunistic acquisitions, and to further expand our margins and improve our return on invested capital.

Continue to increase margins and return on invested capital.    We are focused on expanding our operating margins and return on invested capital through further leverage of our existing infrastructure, advertising costs, information systems and merchandising expertise. We believe that the execution of this strategy will enable us to improve our pricing, more efficiently allocate and deliver merchandise to our stores, improve in-stock positions, reduce inventory per square foot and increase inventory turns.

Expand our store base.    We believe that our compelling new store economics and our successful track record of opening a total of 20 new superstores since the beginning of fiscal 1998 provide us with a strong foundation for continued growth through prudent new store development. We plan to grow our square footage by an average of 7% per year over the next three years, primarily by opening new stores in existing and adjacent markets where we can efficiently leverage our existing cost structure.

Expand private label offerings.    We recently acquired the Alpine Design brand, which was established in 1969, and plan to develop and grow our private label business around this brand by offering high-quality products at competitive prices. We believe that the successful implementation of our private label initiative will result in continued improvement in our gross margins.

Pursue opportunistic acquisitions.    We believe that there is an opportunity for further growth through acquisitions given the high degree of industry fragmentation in the retail sporting goods industry. We believe that growth through acquisitions facilitates entry into new markets, increases economies of scale, provides an existing revenue base and cash flow, and rationalizes the competitive landscape. Our management team is well positioned to take advantage of acquisition opportunities given our proven ability to identify, evaluate and integrate both Sportmart and Oshman's.

Merchandising

        We offer our customers over 150,000 active SKUs of high quality, brand name sporting goods and apparel. Our merchandise is broadly classified into one of two major categories, hardlines or softlines. Hardlines includes such items as skis, sporting equipment, bicycles, exercise equipment and camping, hunting, and fishing gear. Softlines consist primarily of apparel, footwear and outerwear.

        The following table sets forth the percentage of net sales for each major product category for each of our last three fiscal years:

	Fiscal Year
	1999	2000	2001
		(unaudited)
Hardlines	50.3%	51.5%	51.6%
Softlines:
Apparel	25.2	25.3	25.5
Footwear	24.5	23.2	22.9

Subtotal	49.7	48.5	48.4

Total	100.0%	100.0%	100.0%

  Winter Equipment and Apparel

        We believe that our stores offer the widest selection of ski and snowboard merchandise in the western United States. This extensive selection consists of winter sports apparel and accessories as well as equipment for skiing, snowboarding, and snowshoeing. We have become a leader in the snowboard industry with our wide range of snowboard-related products, including snowboards, boots, bindings and apparel. We offer products from a wide variety of well-known winter sports equipment and apparel suppliers, including Atomic, Columbia, K2, Salomon, Rossignol and Nordica. In addition to offering the most widely known and available popular brands, our stores also carry winter equipment and apparel from manufacturers that are typically only available in specialty stores, such as Spyder, The North Face, Volkl, Mountainsmith and Burton.

        Many of our stores also rent winter sports equipment, including skis, snowboards, boots, snowshoes and poles. The rental equipment ranges from entry-level products designed for beginners to advanced products for more accomplished skiers and snowboarders. Other services offered in these stores include demo ski programs, custom boot fitting, ski mounting, complete ski and snowboard repair facilities, each with specialized equipment, and the convenience of in-store lift ticket sales to area resorts.

        We intend to remodel approximately 40 ski departments in preparation for Fall 2002, which should enhance the ski and snowboard businesses in our key winter markets. The ski department remodeling will consist of specially designed fixtures for displaying ski and snowboard packages, poles and bindings, enhanced vendor presence in signing and graphics, and accessory fixturing that will highlight various categories such as socks, goggles, gloves, mittens, hats and helmets.

  Footwear, In-line Skates and General Apparel

        Our stores carry a full line of athletic footwear, sportswear and apparel designed for a wide variety of activities and performance levels. Footwear is available for such diverse activities as basketball, baseball, football, soccer, tennis, golf, aerobics, running, walking, cycling, hiking, cross-training and wrestling. We are also a major retailer of in-line skates, skateboards and ice skates. Our broad assortment of footwear vendors includes Nike, adidas, New Balance, Asics, Reebok, Timberland, Salomon, Skechers, Vans, K2 and Oxygen. Our wide variety of apparel includes athletic basics and sports-specific collections, as well as swimwear, outdoor apparel and casual apparel. We offer men's, women's and children's styles in all categories. During seasonal timeframes, we emphasize our ski and snowboard apparel and accessories in the appropriate markets. In addition, we carry a broad selection of licensed apparel for professional and college teams that is tailored to each specific market. Our extensive variety of well-known apparel vendors includes Nike, adidas, Everlast, Marika, Brooks, Columbia, The North Face, Levi's, Carhartt, Quiksilver and Champion.

  Team Sports, Exercise and Outdoor Recreation

        Team Sports and Exercise.    We offer a broad range of brand name equipment for traditional team sports, including football, baseball, softball, basketball, hockey, volleyball, lacrosse and soccer. We also carry a variety of fitness equipment, including treadmills, stationary bicycles, home gyms, elliptical trainers, weight machines and free weights, and equipment for recreational activities, including table tennis, foosball, air hockey, darts, volleyball, croquet and horseshoes. In addition, we offer home delivery and in-home set up of exercise equipment and outdoor equipment, such as basketball hoops and trampolines. Our stores carry brands such as Icon, Proform, Reebok, Nike Equipment, Easton, Lifetime Products, Rawlings, Wilson, Spalding, Goalrilla and Bauer.

        Golf and Tennis.    We maintain a wide assortment of golf and tennis apparel and equipment to cater to every type of sporting goods customer, ranging from the recreational athlete to the most avid sports enthusiast. Most of our stores have a tennis stringing and a re-gripping center and several stores offer demo rackets. Many stores feature indoor putting greens and driving cages, enabling customers to try out equipment prior to purchase. We have access to products from a wide variety of well-known golf and racquet sports equipment and apparel suppliers, including Taylor Made, Nike Golf, Cleveland, Armour Golf, Titleist, Wilson, Prince and Head. We intend to remodel the golf departments in approximately 35 of our Oshman's stores and to complete a new golf department prototype for new stores opening in 2002.

        Cycling.    In most of our stores, we offer a broad selection of bicycles, including mountain bikes, BMX and youth bikes, from such manufacturers as Diamondback, Mongoose, K2, Haro and Huffy. Our stores carry cycling apparel, accessories and components from suppliers such as Bell, Descente, Nike, Shimano, Giro and Thule. Most of our stores have their own bicycle repair facility where work can be performed on most makes and models of bikes, including those purchased from other retailers. Our stores also carry a selection of gas powered and electric scooters.

        Water Sports.    We carry a broad selection of products designed for a variety of water sports, including recreational and competitive swimming, water skiing, canoeing, knee boarding, wake boarding, body boarding and surfing. Suppliers of these products include O'Brien and O'Neill. Swimsuits and accessories are available from Jansen, Nike, Quiksilver, Sideout, Speedo and Tyr. In addition, we carry snorkeling equipment and wet suits.

  Hunting, Fishing and Camping Apparel and Equipment

        Hunting.    We carry a broad selection of hunting equipment and accessories, including eye and ear protection, gun cabinets and safes. In particular markets, our stores provide a complete selection of sporting arms, scopes, clothing and hunting licenses. We carry such top brand names as Remington, Beretta, Browning, Leupold, Weatherby and Ruger.

        Fishing.    Our stores offer a broad range of freshwater and salt water fishing equipment, accessories, and fishing licenses. In particular markets, our stores offer instructional fishing courses on topics such as fly tying and salt water fishing. We sell equipment and accessories from widely known fishing equipment and accessory manufacturers including Shimano, Shakespeare, Berkley, Scientific Angler and Daiwa.

        Camping.    Our stores typically carry a wide selection of outdoor products for most types of camping, backpacking, canoeing, kayaking and outdoor activities. In particular markets, we offer products from a broad range of manufacturers, including Coleman, Jansport, Kelty, Slumberjack and The North Face.

  Private Label Program

        In 2001, we acquired the Alpine Design brand, which was established in 1969, and plan to develop and grow our private label business around this brand by offering high-quality products at competitive prices. We intend to continue expanding this portion of our business, which initially will focus on apparel.

Our Stores

  Store Design

        We create a dynamic shopping atmosphere that appeals broadly to both the casual sporting goods customer and the sports enthusiast. We have developed a superstore prototype designed to feature the quality and variety of brand name merchandise offered in our stores. Our superstores typically range in size from 30,000 to 45,000 square feet depending on market demographics. We have determined that the superstore format provides the best opportunity for growth. Generally, in our superstores, 80% of store space is dedicated to selling while 20% is used for office and non-retail functions.

        Our 27 non-superstore freestanding and strip center stores more closely resemble traditional sporting goods stores and average 18,000 square feet. Our 16 stores in enclosed shopping malls average 15,000 square feet and carry a selection of merchandise that appeals to the mall-oriented shopper, focusing on apparel and footwear.

        We performed various levels of remodeling in 27 stores during fiscal 2001 and plan 33 additional store remodels in fiscal 2002. We plan to remodel all of our Oshman's stores during the next three years. The focus of our remodels will be to achieve consistency in merchandising, layout and overall visual presentation among our Oshman's stores and our Gart and Sportmart stores. We placed increased emphasis in 2001 on visual presentation, and have expanded our visual merchandising department. Our new initiatives for 2002 in the area of visual merchandising include updating merchandising standards and raceway fixture programs for increased capacity and visibility of hardgoods items. In addition, we implemented floor layout models by store prototype and market, which ensures consistency in merchandising from store to store. Each store layout features a racetrack configuration with apparel and specialty brand shops in the middle of the store and the specialty hardlines departments along the outside of the racetrack. Our lighting, flooring and color scheme is designed to enhance the presentation of the merchandise and to avoid a warehouse-type atmosphere. We capitalize on consumers' awareness of our brands through custom full color graphic packages, designed to be compatible with standard fixtures.

        We have implemented a new standardized fixture package over the past two years in all of our Gart and Sportmart stores, focusing on increasing capacity and flexibility. Our fixture package utilizes a set of apparel fixtures, accessories, signage and graphics that clearly defines the product categories and sub-categories to create a more customer friendly environment. We negotiate with apparel vendors on an ongoing basis to use these same fixtures in developing vendor shop areas. This coordinated effort produces a completely integrated, flexible apparel fixture program.

Operations, Customer Service and Training

        Typically, our superstores have between 55 and 80 sales associates and technicians, while our nonsuperstores employ a staff of between approximately 20 and 25. Additional seasonal support is hired during Father's Day, back-to-school, the Christmas season and for the annual Sniagrab, or "bargains" spelled backwards, pre-season ski sale.

        We employ a store manager, a sales manager and at least one merchandise manager in each store. The store manager reports to a district manager who is responsible for a number of stores within a limited geographic region. There are currently 20 district managers who report to three regional vice presidents.

        We are committed to providing our customers with a satisfying shopping experience. To achieve this commitment, we constantly strive to provide friendly and knowledgeable sales associates generally associated with specialty sporting goods stores and pro shops. We continue to commit significant resources to the training of sales associates by conducting regional vendor clinics. These clinics reach over 3,000 of our associates annually and teach both technical and salesmanship skills covering a broad range of sporting goods categories, including baseball, softball, golf, tennis, bicycles, watersports, camping, fishing, hockey, ski, snowboard and fitness. In addition, we offer vendor-based web site training for some of the more technical products in our assortments. Incentive plans have been developed that are intended to keep our sales associates focused on serving customers. We also will continue to employ outside shopping services to report the level of our in-store customer service.

        Our stores are typically open seven days a week, from 9:00 a.m. to 9:00 p.m., Monday through Saturday, and 10:00 a.m. to 6:00 p.m. on Sunday. We adjust hours for individual markets as necessary.

Site Selection and Location

        In choosing appropriate markets, we consider the demographic and lifestyle characteristics of a market, including, among other factors, the following:

  •
  levels of disposable income;

  •
  trade area;

  •
  local buying patterns;

  •
  enthusiasm for outdoor recreation;

  •
  popularity of collegiate and professional sports teams; and

  •
  regional sports activities.

        The following table sets forth the location, by state, of our stores, as of May 1, 2002:

State	Superstores	Other Stores	Total Number of Stores
California	38	2	40
Texas	21	7	28
Colorado	11	12	23
Illinois	17	—	17
Utah	5	7	12
Washington	10	—	10
Minnesota	8	—	8
Idaho	1	6	7
New Mexico	3	2	5
Wyoming	—	4	4
Ohio	3	—	3
Oregon	3	—	3
Arizona	2	—	2
Florida	2	—	2
Kansas	2	—	2
Louisiana	—	2	2
Montana	2	—	2
Oklahoma	2	—	2
Wisconsin	2	—	2
Indiana	1	—	1
Iowa	1	—	1
Michigan	1	—	1
Nevada	1	—	1
South Carolina	1	—	1
Tennessee	—	1	1

Total	137	43	180

        We plan to open new stores primarily in existing and adjacent markets to further leverage our cost structure, advertising program and distribution system. We intend to open between eight and ten stores in fiscal 2002.

Management Information Systems

        Over the last five years, we have installed sophisticated management information systems that use JDA, E-3 Replenishment, Arthur Allocation and Arthur Planning retail software operating on an IBM AS/400 platform. We utilize IBM 4690 point-of-sale systems that incorporate scanning, price look-up, zone pricing support and store level access to our merchandise information system. Our fully integrated management information systems track purchasing, sales and inventory transfers down to the SKU level and have allowed us to improve overall inventory management by identifying individual SKU activity and projecting trends and replenishment needs on a timely basis. These systems have enabled us to increase margins by reducing inventory investment, strengthening in-stock positions, reducing our historical shrinkage levels, and creating store level perpetual inventories and automatic inventory replenishment on basic items of merchandise.

        We are in the process of implementing a state-of-the-art loss prevention system that tracks store level point-of-sale transactions and produces exception reporting based upon pre-defined review criteria. We have implemented a sophisticated data warehouse application that allows our merchandising staff to analyze product and pricing strategies, our operations staff to optimize our investments in store labor, and our executive staff to monitor key business performance indicators on a daily basis. We have implemented a fully integrated merchandise planning and allocation system that optimizes the distribution of most products to the stores through the integration of historical sales data and forecasted data at an individual store and item level. This minimizes markdowns taken on merchandise and improves sales on these products. Our store operations personnel in every location have online access to product signage, standard operating procedures, advertising information and e-mail through our intranet. We have implemented radio frequency scanning for all of our stores and distribution centers. This technology allows us to streamline our merchandise handling and inventory management, and should result in lower overall cost of inventory ownership and improved accuracy in merchandise requirements forecasting.

Marketing and Advertising

        Our comprehensive marketing program is designed to promote our extensive selection of brand name products at competitive prices. The program is centered on extensive newspaper advertising supplemented by local television and radio spots and billboard advertisements. The advertising strategy is focused on weekly newspaper advertising utilizing both multi-page, pre-printed flyer inserts and standard run of press advertising, with additional emphasis on key shopping periods, such as the Christmas season, Father's Day, back-to-school, and on specific sales and promotional events, including our annual Sniagrab sale.

        Our strategy of clustering stores in major markets enables us to employ an aggressive advertising strategy on a cost-effective basis through the use of newspaper and local television and radio advertising. Our goal is to be one of the dominant sporting goods advertisers in each of our markets. We advertise in major metropolitan newspapers as well as in regional newspapers circulated in areas surrounding our store locations. Our newspaper advertising typically consists of weekly promotional advertisements with three-color inserts. Our television advertising is generally concentrated three to four days prior to a promotional event or key shopping period. Radio advertising is used primarily to publicize specific promotions in conjunction with newspaper advertising or to announce a public relations promotion or grand opening. Billboards emphasizing our image and high quality brand name merchandise are strategically located on high traffic thoroughfares near store locations. Vendor payments under cooperative advertising arrangements with us, as well as vendor participation in sponsoring sporting events and programs, have significantly contributed to our advertising leverage.

        Our advertising is designed to create an "event" in the stores and to drive customer traffic with advertisements promoting a wide variety of sale priced merchandise appropriate for the current holiday or event. In addition to holidays, our events include the Sniagrab sale, celebrity autograph sessions, events related to local sports teams, race sponsorships and registrations, vendor demonstrations and other activities that attract customers to our stores. Our advertising and marketing program is administered by an in-house staff.

        We also sponsor tournaments and amateur competitive events in an effort to align ourselves with both the serious sports enthusiast and the recreational athlete.

Purchasing and Distribution

        Our management in our merchandise purchasing department has an average of approximately 15 years of retail experience. In addition to merchandise procurement, our buying staff also is responsible for determining initial pricing and product marketing plans and working with our allocation and replenishment groups to establish stock levels and product mix. Our buying staff also regularly communicates with our store operations personnel to monitor shifts in consumer tastes and market trends.

        Our planning, replenishment, allocation, and merchandise control group is responsible for merchandise distribution, inventory control, and the E-3 automatic replenishment purchasing and allocation system. This group acts as the central processing intermediary between our buying staff and our stores. This group also coordinates the inventory levels necessary for each advertising promotion with our buying staff and our advertising department, tracking the effectiveness of each advertisement to allow our buying staff and our advertising department to determine the relative success of each promotional program. In addition, this group's other duties include implementation of price changes, creation of all vendor purchase orders, and determination of the adequate amount of inventory for each store.

        We purchase merchandise from over 1,000 vendors, and we have no long-term purchase commitments. During fiscal 2001, Nike, our largest vendor, represented approximately 11.8% of our purchases. No other vendor represented more than 10.0%.

        We utilize a "hub and spoke" distribution system in which vendors ship directly to central distribution centers serving regional stores. We believe that our distribution system has the following advantages as compared to a direct delivery, or drop shipping, system utilized by some retailers: reduced individual store inventory investment; more timely replenishment of store inventory needs; better use of store floor space; reduced transportation costs; and easier returns to vendors.

        We have four regional distribution centers:

  •
  a 240,000 square foot facility located in Denver, Colorado;

  •
  a 202,500 square foot facility located in Fontana, California;

  •
  a 141,000 square foot facility located in Woodridge, Illinois; and

  •
  a 269,000 square foot facility located in Houston, Texas, which was acquired with our purchase of Oshman's.

In addition, we lease two warehouses, a 100,000 square foot warehouse located in Aurora, Colorado, and a 72,000 square foot facility located in Fontana, California. Inventory arriving at a distribution center is allocated directly to our stores or to our distribution center or to both. The E-3 automated reorder system regularly replenishes the stores by allocating merchandise from the distribution centers based on each store's sales. Merchandise allocated by the E-3 system to our stores accounts for approximately 25% of our total net sales. This system has significantly reduced the need for back-stock in the stores. We plan to continue adding SKUs to this automated reorder system.

        We operate tractor trailers for delivering merchandise from our Denver distribution center to our Colorado stores. We contract with common carriers to deliver merchandise to our stores outside a 150-mile radius from Denver and to our stores receiving merchandise from our Fontana, California, Woodridge, Illinois, and Houston, Texas distribution centers.

Competition

        The $47.1 billion sporting goods industry in the United States is intensely competitive and is characterized by fragmented competition, with the top eight participants accounting for only 11% of total industry sales. Although our competition differs by market, there are five general categories of sporting goods retailers with which we compete: large format sporting goods stores, traditional sporting goods stores, specialty sporting goods stores, mass merchandisers, and catalog and Internet-based retailers.

  Large Format Sporting Goods Stores

        Stores in this category include The Sports Authority, Galyan's Trading Company, Dick's Sporting Goods and Sport Chalet. These stores typically range from 20,000 to 100,000 square feet in size and tend to be destination locations, such as freestanding or strip shopping center anchors. Most large format sporting goods stores emphasize high sales volumes and a wide product assortment.

  Traditional Sporting Goods Stores

        This category consists of traditional sporting goods chains, such as Big 5 Sporting Goods and Hibbett Sporting Goods, as well as local independent sporting goods retailers. These stores typically range in size from 5,000 to 20,000 square feet and are frequently located in regional malls and strip shopping centers. Traditional chains and local sporting goods stores often carry a more limited assortment of products.

  Specialty Sporting Goods Stores

        This category consists of specialty stores and pro shops specializing in certain categories of sporting goods. Examples include such national retail chains as The Athlete's Foot, Champs, Finish Line, Foot Locker, REI, Bass Pro Shops, Golfsmith and Nevada Bob's. These retailers are highly focused, selling generally only one product category, such as athletic footwear, ski or snowboard equipment, backpacking and mountaineering, or golf and tennis equipment and apparel.

  Mass Merchandisers

        Stores in this category include discount retailers such as Wal-Mart, Target and Kmart, warehouse clubs such as Costco, and department stores such as JC Penney and Sears. These stores range in size from approximately 50,000 to 200,000 square feet and are primarily located in regional malls and strip shopping centers. Sporting goods merchandise and apparel represent a small portion of the total merchandise in these stores and the selection is often more limited than in other sporting goods retailers.

  Catalog and Internet-Based Retailers

        This category consists of catalog retailers such as LL Bean, Eddie Bauer, Land's End and Cabela's and Internet-based retailers such as ShopSports.com and web sites operated by Global Sports Interactive. These competitors sell a full line of sporting goods products via catalogs and/or the Internet.

        We believe that, although we will continue to face competition from retailers in each of these categories, the most significant competition will be from the large format sporting goods stores. The principal competitive factors include store location and image, product selection, quality, price and customer service. Certain of our competitors have substantially greater resources than us. We believe that the principal strengths with which we compete are our broad, high-quality selection and competitive prices combined with high level customer service and brand names typically available only in specialty stores and pro shops.

Properties

        We currently lease all of our store locations. Most leases provide for the payment of minimum annual rent subject to periodic adjustments, plus other charges, including a proportionate share of real estate taxes, insurance and common area maintenance. Leases for three of our non-superstore format stores have expired or are expiring by the end of fiscal 2002. Two of such stores are occupied on a month-to-month basis and one such store is subject to a lease with an option to renew. We regularly evaluate whether to renew store leases in existing locations or to strategically relocate some of the stores to better locations and replace them with larger stores. We believe that at store locations where we choose to remain and renew expired leases, we can do so on favorable terms. Leases for our 137 superstores expire between 2002 and 2021, with one such lease expiring in fiscal 2002. We have exercised the option to renew this lease. We anticipate that all of our new stores will have long-term leases, typically 10 to 15 years, with multiple five-year renewal options.

        Seven of the leases for our stores are with partnerships, the partners of which are certain former officers or directors of Sportmart, including Messrs. Larry and Andrew Hochberg, two of our former directors, and their family members. In addition, we lease from the Hochbergs three stores that we no longer occupy but that we sublet. One of these stores is currently vacant.

        Eight of our leases are with partnerships or trusts, the partners and trust accounts of which are affiliated with certain of our directors and their family members. One such lease is for a store sold by a third party to an entity controlled by Alvin Lubetkin, one of our directors. Seven related leases are for the distribution center and Oshman's former corporate offices in Houston, Texas, which we lease from Oshman family trusts, including trusts for the benefit of Marilyn Oshman, one of our directors.

        In addition, as a result of the closing of Sportmart's Canadian subsidiary, we remain secondarily liable for two leases that we have assigned in Canada and are contingently liable, behind two other parties, with respect to a portion of a third location in Canada.

        We sold certain assets classified as "held for sale," resulting in a realized gain of approximately $200,000 on July 16, 2001. The assets held for sale consisted of land and buildings in Edmonton, Alberta, Canada, acquired as part of the Sportmart acquisition on January 9, 1998.

        We also lease our four regional distribution centers. The lease for our 240,000 square foot distribution center in Denver, Colorado, expires in 2014, assuming all options are exercised. The lease for our 202,500 square foot distribution center in Fontana, California, expires in 2008, assuming all options are exercised. The lease for our 141,000 square foot distribution center in Woodridge, Illinois, is proposed to be replaced with a 281,000 square foot built-to-suit facility in the same area. The leases for our 269,000 square foot distribution center in Houston, Texas, will expire in 2008, assuming all options are exercised. In addition, we lease two warehouses. The lease for our 100,000 square foot warehouse in Aurora, Colorado, expires in 2004, assuming all options are exercised. We are negotiating for additional space for this warehouse. The lease for our 72,000 square foot warehouse in Fontana, California, will expire in 2003, assuming all options are exercised.

        Our former corporate offices in Denver, Colorado, are being marketed for subleasing. The lease for our new 92,000 square foot corporate office in Englewood, Colorado, expires in 2027, assuming all options are exercised.

Employees

        As of May 1, 2002, we employed approximately 7,400 individuals, 49% of whom were employed on a full-time basis and 51% of whom were employed on a part-time basis, or less than 35 hours per week. Due to the seasonal nature of our business, total employment fluctuates during the year. We consider our employee relations to be good. None of our employees are covered by a collective bargaining agreement.

Trademarks and Tradenames

        We use a number of trademarks and trade names that have been registered with the United States Patent and Trademark Office, including Gart Sports®, Gart Sports Superstore®, Gart Bros. Sporting Goods Company®, Oshman's®, Sportmart®, Sniagrab®, Sportscastle®, SuperSports USA® and Alpine

Design®. We also own numerous other trademarks and servicemarks which involve the manufacturing of soft goods, advertising slogans, promotional event names and store names used in our business.

Legal Proceedings

        We are, from time to time, involved in various legal proceedings incidental to the conduct of our business. We believe that the outcome of all such pending legal proceedings to which we are a party will not, in the aggregate, have a material adverse effect on our business, financial condition or operating results, although we cannot assure you of this.

        On July 24, 1997, the Internal Revenue Service proposed adjustments to our and our former parent's 1992 and 1993 federal income tax returns in conjunction with our former parent's Internal Revenue Service examination. The proposed adjustments related to the manner in which LIFO inventories were characterized on such returns. We have taken the position that the inventory acquired in connection with the acquisition of our former parent was appropriately allocated to our inventory pools. The Internal Revenue Service has asserted the inventory was acquired at a bargain purchase price and should be allocated to a separate pool and liquidated as inventory turns. The Internal Revenue Service has asserted that this basis difference should have been reflected in taxable income in 1992 and 1993. Based on our discussions with our former parent, we believe that the potential accelerated tax liability, which could have a negative effect on liquidity in the near term, ranges from approximately $0 to $9.7 million. We recorded approximately $9.7 million as a long-term net deferred tax liability for the tax effect of the LIFO inventory basis difference. In addition, the loss from possible assessed interest charges resulting from the proposed adjustments ranges from approximately $0 to $3.3 million. We have accrued approximately $1.2 million for potential interest charges in our consolidated financial statements. We do not expect that any penalties will be assessed relating to this matter. However, we cannot assure you that penalties will not be assessed. Any accelerated tax liability, including interest charges and penalties, may have a material adverse impact on our liquidity.

        In June 2000, a former employee of Sportmart brought two class action complaints in California against us, alleging certain wage and hour claims in violation of the California Labor Code, California Business and Professional Code Section 17200 and other related matters. One complaint alleges that we classified certain managers in our California stores as exempt from overtime pay when they would have been classified as non-exempt and paid overtime. The second complaint alleges that we failed to pay hourly employees in our California stores for all hours worked. In March 2001, a third class action complaint was filed in the same court in California alleging the same wage and hour violations regarding classification of certain managers as exempt from overtime pay. In July 2001, a fourth complaint was filed alleging that store managers should also not be classified as employees exempt from overtime pay. All the complaints seek compensatory damages, punitive damages and penalties. The amount of damages sought is unspecified. Although the court has denied motions to dismiss the first two complaints, we intend to vigorously defend these matters, and, at this time, we have not ascertained our future liability, if any, as a result of these complaints. We have not accrued any reserves related to these claims.

MANAGEMENT

        Our executive officers and directors, and their respective ages and positions as of May 1, 2002 are as follows:

Name	Age	Position
John Douglas Morton	51	President, Chief Executive Officer and Chairman of the Board
Thomas T. Hendrickson	47	Executive Vice President, Chief Financial Officer and Treasurer
Greg A. Waters	41	Executive Vice President—Store Operations
Arthur S. Hagan	63	Senior Vice President—Merchandising
James M. Van Alstyne	41	Senior Vice President—Merchandising
June J. Shirai	51	Senior Vice President—Chief Information Officer
Nesa E. Hassanein	49	Senior Vice President—General Counsel and Secretary
Anthony Forde	46	Senior Vice President—Merchandise Allocation and Marketing
Jonathan D. Sokoloff	44	Director
Jonathan A. Seiffer	30	Director
Gordon D. Barker	56	Director
Peter R. Formanek	58	Director
Larry D. Strutton	61	Director
Alvin N. Lubetkin	68	Director
Marilyn Oshman	62	Director

        John Douglas Morton.    Mr. Morton became our president, chief executive officer and chairman of the board in May 1995. Mr. Morton joined us in 1986 as division manager of our Utah region. In 1988, he was promoted to division vice president of the Utah region, and, in 1990, he was promoted to vice president of operations. In 1994, Mr. Morton was promoted to executive vice president with responsibility for stores, distribution and marketing. Prior to joining us, he served in various positions with Wolfe's Sporting Goods, a seven-store sporting goods retailer, from 1972 to 1980, including merchandise manager—ski, camping, golf and tennis, store manager, and operations manager. From 1980 until joining us, he served as a district manager for Malone and Hyde's sporting goods division, a 40-store retail sporting goods retailer. Mr. Morton has worked for over 30 years in the sporting goods retail industry.

        Thomas T. Hendrickson.    Mr. Hendrickson became our executive vice president, chief financial officer and treasurer in January 1998. Mr. Hendrickson previously served as the executive vice president and chief financial officer of Sportmart, which position he held since September 1996. He joined Sportmart in January 1993 as vice president—financial operations. In March 1993, he was named chief financial officer of Sportmart, and, in March 1995, he was named senior vice president and chief financial officer of Sportmart. From 1987 until joining Sportmart, Mr. Hendrickson was employed as the vice president and controller of Millers Outpost Stores.

        Greg A. Waters.    Mr. Waters became our executive vice president—store operations in June 2001. He joined us in April 1998 as senior vice president—store operations. Prior to joining us, Mr. Waters served as the western regional vice president for The Sports Authority since 1994 and as a district manager for The Sports Authority since 1991. Mr. Waters was employed by Herman's World of Sporting Goods from 1983 until 1991, most recently as a district manager.

        Arthur S. Hagan.    Mr. Hagan became our senior vice president—merchandising in January 1998. Mr. Hagan joined us in 1988 as division merchandise manager for golf, tennis, ski clothing/equipment and garden furniture. He was promoted to vice president store operations in 1995 and to senior vice president—store operations in May 1997. Mr. Hagan was president and owner of Hagan Sports Ltd., a six-store sporting goods retailer that we acquired in 1987, and president and chief executive officer of Aspen Leaf of Colorado, Inc., a 12-store ski equipment and apparel retailer. Mr. Hagan has over 30 years of retail experience.

        James M. Van Alstyne.    Mr. Van Alstyne became our senior vice president—merchandising in April 2000. Mr. Van Alstyne joined us in 1986 as a buyer and held that position until 1993. Mr. Van Alstyne returned to work with us in 1998 as vice president merchandising—hardlines and held that position until April 2000. Prior to rejoining us, Mr. Van Alstyne served as western regional sales manager, national sales manager and then vice president of sales for the United States, Latin America and Australia for Easton Sports, Inc. from 1993 to 1998.

        June J. Shirai.    Ms. Shirai joined us in January 2002 as our senior vice president—chief information officer. Prior to joining us, Ms. Shirai was executive vice president at Lake West Group, a retail consulting firm, from 1995 to 2002. Prior to joining Lake West Group, Ms. Shirai was senior vice president for National Vision Associates, an optical retailer, from 1991 to 1995. Prior to joining National Vision Associates, Ms. Shirai was chief information officer for Checker Schucks Kragen, an automotive after market retailer, and Pace Membership Warehouse. Ms. Shirai has over 30 years of retail experience.

        Nesa E. Hassanein.    Ms. Hassanein became our senior vice president and general counsel in June 2000. Ms. Hassanein joined us in July 1998 as vice president and corporate counsel. Prior to joining us, Ms. Hassanein served as senior vice president and general counsel for Atlas Air Inc. during 1997. Ms. Hassanein previously served as a partner with Morrison & Foerster, LLP from 1995 to 1997, as a shareholder with Brownstein Hyatt Farber & Strickland, PC from 1992 to 1995, and as an associate with Skadden, Arps, Slate, Meagher & Flom from 1982 to 1991.

        Anthony Forde.    Mr. Forde became our senior vice president—merchandise allocations and marketing in June 2000. He joined us in January 1998 as vice president—merchandise allocations. Prior to joining us, Mr. Forde was vice president—merchandising allocations for Thrifty Payless. Since 1980, he served as store manager, district manager, category manager and visual director for Phar Mor and Giant Eagle. Mr. Forde has over 25 years of retail experience.

        Jonathan D. Sokoloff.    Mr. Sokoloff became one of our directors in April 1993. Mr. Sokoloff has been a partner of Leonard Green & Associates, L.P., a merchant banking firm and the general partner of Green Equity Investors, L.P., the holder of approximately 42.8% of our outstanding common stock, since 1990, and was employed at Drexel Burnham Lambert Incorporated from 1985 through 1990, most recently as a managing director. He has been an executive officer and equity owner of Leonard Green & Partners, L.P., a merchant banking firm affiliated with Leonard Green & Associates, L.P. since its formation in 1994, and is also a director of Twinlab Corporation, Rite Aid Corporation, Diamond Triumph Auto Glass, Inc., Dollar Financial Group, Inc. and several private companies.

        Jonathan A. Seiffer.    Mr. Seiffer became one of our directors in December 1998. Since January 1999, Mr. Seiffer has been a partner of Leonard Green & Partners, L.P. From December 1997 to January 1999, Mr. Seiffer was a vice president of Leonard Green & Partners, L.P. From October 1994 until December 1997, Mr. Seiffer was an associate at Leonard Green & Partners, L.P. Prior to October 1994, Mr. Seiffer was a member of the corporate finance department of Donaldson, Lufkin & Jenrette Securities Corporation. He is also a director of Diamond Triumph Auto Glass, Inc., Dollar Financial Group, Inc., Liberty Group Publishing, Inc. and several private companies.

        Gordon D. Barker.    Mr. Barker became one of our directors in April 1998. Mr. Barker was the chief executive officer and a director of Thrifty Payless Holdings, Inc., a subsidiary of RiteAid

Corporation, from 1996 until its acquisition by RiteAid Corporation in 1997. He previously served in various capacities at Thrifty Payless since 1968, including as chief operating officer from 1994 to 1996 and as president from 1994 to 1997. Mr. Barker is also a director of United Natural Foods, a distributor of natural food products. Mr. Barker currently serves as chief executive officer of Snyder Drug Stores/Drug Emporium, a mid-western chain of approximately 240 corporate and affiliate drug stores.

        Peter R. Formanek.    Mr. Formanek became one of our directors in April 1998. Mr. Formanek was co-founder of AutoZone Inc., a retailer of aftermarket automotive parts, and served as president and chief operating officer of AutoZone, Inc. from 1986 until his retirement in 1994. He currently is a director of The Perrigo Company, a manufacturer of store brand over-the-counter drug products and vitamins, and Borders Group, Inc., the second largest operator of book superstores and the largest operator of mall-based bookstores in the United States.

        Larry D. Strutton.    Mr. Strutton became one of our directors in June 2001. Mr. Strutton served as publisher and chief executive officer of the Denver Rocky Mountain News from August 1990 until his retirement in January 2001. Prior to that, Mr. Strutton was president of the Baltimore Sun from April 1989 to August 1990. Mr. Strutton was executive vice president of the Los Angeles Times from January 1986 to 1989, and he was vice president for operations of the Los Angeles Times from November 1983 to January 1986. Mr. Strutton is also currently a director of Ultimate Electronics, Inc.

        Alvin N. Lubetkin.    Mr. Lubetkin became one of our directors in June 2001, when we acquired Oshman's. Mr. Lubetkin served as a director of Oshman's from 1962 until the recent acquisition and was the chief executive officer of Oshman's from 1970 to 2001. He also served at various intervals as president of Oshman's. In these roles, Mr. Lubetkin had overall responsibility for the operations of Oshman's.

        Marilyn Oshman.    Ms. Oshman became one of our directors in June 2001, when we acquired Oshman's. Ms. Oshman served as a director of Oshman's from 1970 until the recent acquisition and was the chairman of the board of Oshman's since 1993.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of shares of our common stock as of April 23, 2002, and as adjusted to reflect the sale of shares of common stock in this offering, by:

  •
  each person or entity we know to own beneficially more than 5% of our common stock;

  •
  each of our directors and executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each of the other selling stockholders.

        Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity. The address of Green Equity Investors, L.P. is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025, the address of Marilyn Oshman is 2302 Maxwell Lane, Houston, Texas 77023, and the address of Capital Growth Management Limited Partnership is One International Place, Boston, Massachusetts 02110.

        As of April 23, 2002, there were 11,028,721 shares of common stock outstanding. The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the stockholder has sole or shared voting power or investment power and any shares as to which the stockholder has the right to acquire beneficial ownership within 60 days after April 23, 2002 through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner			Number of Shares Offered
	Number	Percent		Number	Percent
5% Stockholders
Green Equity Investors, L.P.(1)	4,713,200	42.7%	1,600,000	3,113,200	24.4%
Marilyn Oshman(2)	546,233	5.0	100,000	446,233	3.5
Capital Growth Management Limited Partnership(3)	575,000	5.2	—	575,000	4.5

Other Directors and Executive Officers
John Douglas Morton(4)	137,200	1.2%	—	137,200	1.1%
Thomas T. Hendrickson(5)	8,316	*	—	8,316	*
Greg A. Waters(6)	4,000	*	—	4,000	*
Arthur S. Hagan	—	—	—	—	—
James M. Van Alstyne	—	—	—	—	—
June J. Shirai	—	—	—	—	—
Nesa E. Hassanein(7)	3,000	*	—	3,000	*
Anthony Forde	—	—	—	—	—
Jonathan D. Sokoloff	—	—	—	—	—
Jonathan A. Seiffer	700	*	—	700	*
Gordon D. Barker(8)	21,700	*	—	21,700	*
Peter R. Formanek(8)	47,593	*	—	47,593	*
Larry D. Strutton(9)	4,743	*	—	4,743	*
Alvin N. Lubetkin(10)	148,995	1.4	50,000	98,995	*
All directors and executive officers as a group (15 persons)(11)	922,480	8.2	150,000	772,480	5.9

*
Represents beneficial ownership of less than one percent of outstanding common stock.

(1)
Green Equity Investors, L.P. is a Delaware limited partnership, the general partner of which is Leonard Green & Associates, L.P. The general partners of Leonard Green & Associates, L.P. are (i) Tardy-Green, Inc., a Delaware corporation, the capital stock of which is wholly-owned by a trust of which Leonard I. Green is the co-trustee and (ii) Mr. Sokoloff. Mr. Green and Mr. Sokoloff may be deemed to be beneficial owners of the shares of common stock held by Green Equity Investors, L.P. since they, or entities controlled by them, are general partners of Leonard Green & Associates, L.P. and also because they, whether through ownership interest or position, may be deemed to control Leonard Green & Associates, L.P.

(2)
Includes 30,245 shares of common stock held by Andrew Lubetkin 1987 Grantor Trust with Marilyn Oshman as trustee, 31,995 shares of common stock held by Karen Desenberg 1987 Grantor Trust with Marilyn Oshman as trustee, 17,462 shares of common stock held by Karen Desenberg 2000 Grantor Trust with Marilyn Oshman as trustee, and 20,000 shares of common stock issuable upon the exercise of outstanding options. Ms. Oshman disclaims beneficial ownership of the shares held by the Andrew Lubetkin 1987 Grantor Trust, the Karen Desenberg 1987 Grantor Trust, and the Karen Desenberg 2000 Grantor Trust.

(3)
Based upon information contained in stockholder's publicly available filing on Schedule 13G, filed on February 11, 2002.

(4)
Includes 137,200 shares of common stock issuable upon the exercise of outstanding options.

(5)
Includes 8,316 shares of common stock issuable upon the exercise of outstanding options.

(6)
Includes 4,000 shares of common stock issuable upon the exercise of outstanding options.

(7)
Includes 3,000 shares of common stock issuable upon the exercise of outstanding options.

(8)
Includes 11,667 shares of common stock issuable upon the exercise of outstanding options.

(9)
Includes 3,334 shares of common stock issuable upon the exercise of outstanding options.

(10)
Includes 20,000 shares of common stock issuable upon the exercise of outstanding options.

(11)
Includes 219,184 shares of common stock issuable upon the exercise of outstanding options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We entered into noncancelable consulting agreements with Alvin N. Lubetkin and Marilyn Oshman, who are former Oshman's executives and who are also our directors, in connection with our acquisition of Oshman's on June 7, 2001. Pursuant to the consulting agreements, we agreed to pay a fee of $175,000 per year to Ms. Oshman for her services to be rendered over a period of 12 months, and we agreed to pay a fee of $400,000 per year to Mr. Lubetkin for his services to be rendered over a period of 30 months. We paid $361,000 to these consultants during fiscal 2001. The consultants agreed to be available, from time to time, to advise us on strategic issues, planning, merchandising and operational issues related to the Oshman's acquisition.

        We lease properties from partnerships or trusts, the partners and trust accounts of which are affiliated with certain of our current and former directors and their family members. Seven of these leases are with partnerships, the partners of which are certain former officers or directors of Sportmart, including Messrs. Larry and Andrew Hochberg, two of our former directors, and their family members. We also lease from the Hochbergs three stores that we no longer occupy but that we sublet. One of these stores is currently vacant. In addition, eight leases are with partnerships or trusts, the partners and trust accounts of which are affiliated with Mr. Lubetkin, Ms. Oshman and their family members. One such lease is for a store sold by a third party to an entity controlled by Mr. Lubetkin. Seven related leases are for a distribution center and Oshman's former corporate offices in Houston, Texas, which we lease from Oshman family trusts, including trusts for the benefit of Ms. Oshman. For fiscal 2001, rent expense under these leases was in the aggregate approximately $2.6 million.

        Green Equity Investors, L.P., whose general partner is Leonard Green & Associates, L.P., owns approximately 42.7%, and upon completion of this offering will own approximately 24.4%, of our outstanding common stock. We have a management services agreement with Leonard Green & Associates, L.P., whereby Leonard Green & Associates, L.P. receives an annual retainer fee plus reasonable expenses for providing certain management, consulting and financial planning services. The management services agreement also provides that Leonard Green & Associates, L.P. may receive reasonable and customary fees and reasonable expenses from time to time for providing financial advisory and investment banking services in connection with major financial transactions that we undertake. The management services agreement terminates on April 20, 2004. The minimum management fee currently is $1.0 million per year based on the current level of ownership of Leonard Green & Associates, L.P. Following the completion of this offering, the management fee will decrease to $500,000 per year. We paid a management fee to Leonard Green & Associates, L.P. of $833,000 for fiscal 2001 and $500,000 for each of fiscal 2000 and fiscal 1999. In addition, we paid Leonard Green & Associates, L.P. a fee of $4.0 million in connection with our acquisition of Oshman's.

        We also provide lifetime medical benefits to Larry Hochberg in accordance with a pre-existing agreement between him and Sportmart.

SHARES ELIGIBLE FOR FUTURE SALE

        There will be 12,778,721 shares of common stock outstanding immediately after this offering. A substantial majority of these shares, in addition to the shares sold in this offering, are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 or Rule 145 under the Securities Act of 1933.

        In the future, up to an aggregate of 190,686 shares will be available for issuance under our 1994 Management Equity Plan. These shares have been or will be registered under the Securities Act and, therefore, will be freely transferable when issued, except that any shares to be sold by our "affiliates" as defined in Rule 144 under the Securities Act of 1933 may be sold only in compliance with the provisions of Rule 144.

        In addition, several of our stockholders have the right to require us to register their shares under the Securities Act of 1933. Pursuant to a registration rights agreement between Green Equity Investors, L.P. and us, Green Equity Investors, L.P. has piggyback registration rights and the right to make up to four demands that we register their shares of common stock under the Securities Act of 1933. In addition, pursuant to a registration rights agreement between certain former stockholders of Oshman's and us, such former Oshman's stockholders have piggyback registration rights and the right to make up to three demands that we register their shares of common stock under the Securities Act of 1933.

        In connection with this offering, the selling stockholders and our executive officers, directors and principal stockholders who will own in the aggregate 3,666,496 shares of common stock after the offering have agreed that, subject to exceptions, they will not, without the prior written approval of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, contract to sell or otherwise dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for common stock for a period of 90 days after the date of this prospectus. Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time without notice, release all or some of the securities from these lock-up agreements.

DESCRIPTION OF CAPITAL STOCK

        The following summary description of our capital stock is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law.

General

        Our authorized capital stock consists of 22,000,000 shares of common stock, $.01 par value per share, of which 11,640,076 shares were issued and 11,028,721 shares were outstanding as of April 23, 2002, and 3,000,000 shares of preferred stock, $.01 par value per share, none of which are issued or outstanding.

Common Stock

        Our common stock is quoted on the Nasdaq National Market under the symbol "GRTS." Each holder of shares of our common stock is entitled to one vote for each share held, and is entitled to vote for the election of directors and on all other matters requiring stockholder action. Our board of directors may declare dividends on our common stock out of any funds legally available for the payment of dividends. If we liquidate, dissolve or wind up, the holders of our common stock will be entitled to share ratably, in accordance with their rights and interests, in our net assets. Holders of our common stock have no preemptive rights or rights to convert their shares of common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

Preferred Stock

        Our board of directors is authorized to issue shares of preferred stock in one or more series. The number of authorized shares of our preferred stock may be increased or decreased by the affirmative vote of holders holding a majority of our capital stock entitled to vote, without a separate vote of the preferred stock as a class. Subject to any limitations prescribed by law, our board of directors is authorized to fix the designation of any series of preferred stock and the powers, preferences and rights of the series, including, but not limited to, voting rights, dividend rights, conversion rights, redemption privileges, liquidation preferences and sinking fund provisions, and to fix the limitations or restrictions of the series.

Advance Notice Provisions for Stockholder Nominations and Proposals

        Under our amended and restated bylaws, notices of nominations for directors by a stockholder to be made at a meeting of stockholders must be received by us no less than 30 days or more than 75 days prior to the meeting. However, if less than 40 days' notice or prior public disclosure of the date of the meeting was given or made to stockholders, the notice by the stockholder of the nomination must be received no later than 10 days following the day on which the notice of the date of the stockholder meeting was mailed or public disclosure was made, whichever occurs first.

        Under our amended and restated bylaws, notices of proposals by a stockholder to be made at a meeting of stockholders must be received by us no less than 50 days or more than 75 days prior to the meeting. However, if less than 60 days' notice or prior public disclosure of the date of the meeting was given or made to stockholders, the notice of the stockholder's proposal must be received no later than 10 days following the day on which the notice of the date of the stockholder meeting was mailed or public disclosure was made, whichever occurs first.

Provisions Relating to Acquisitions and Business Combinations

  Delaware "Business Combination" Statute

        Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the transaction, the interested stockholder owned at least 85% of the outstanding voting stock when it became an interested stockholder, or the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years, owned, 15% or more of the voting stock.

  "Business Combination" Provision in Our Amended and Restated Certificate of Incorporation

        Our amended and restated certificate of incorporation requires that, in addition to any vote required by law, the required vote for the approval of certain transactions between us and an "interested stockholder" or an affiliate of an interested stockholder must be 66 2/3% of the voting power of our then-outstanding voting stock not owned by the interested stockholder or an affiliate of the interested stockholder. For purposes of our amended and restated certificate of incorporation, an "interested stockholder" is any person or entity that:

  •
  is the beneficial owner of, directly or indirectly, 10% or more of the voting power of our outstanding voting stock;

  •
  is our affiliate and, at any time within the two-year period immediately preceding the transaction, was the beneficial owner of 10% or more of the voting power of our then-outstanding voting stock; or

  •
  is an assignee of, or has otherwise succeeded to, any shares of our voting stock that were, at any time within the two-year period immediately preceding the transaction, beneficially owned by any interested stockholder, unless the assignment or succession occurred in a transaction or series of transactions involving a public offering.

        The following transactions require the special 66 2/3% vote described above:

  •
  a merger or consolidation of us or any of our subsidiaries with any interested stockholder or with any other corporation that immediately prior to the merger or consolidation is an affiliate of the interested stockholder;

  •
  the sale, lease, transfer or other disposition of more than 20% of our assets or the assets of any of our subsidiaries to an interested stockholder or an affiliate of an interested stockholder;

  •
  the issuance or transfer of any of our securities or the securities of any of our subsidiaries to an interested stockholder or an affiliate of an interested stockholder in exchange for cash or other property that has a fair market value equal to or greater than 20% of our assets, unless the issuance or transfer of the securities is made ratably to all of our stockholders;

  •
  the adoption of a plan of liquidation or dissolution proposed by or on behalf of an interested stockholder or an affiliate of an interested stockholder; or

  •
  any reclassification of securities, reorganization, merger or consolidation or any other transaction that directly or indirectly results in an increase of the proportionate share of our outstanding stock or the outstanding stock of any of our subsidiaries held by an interested stockholder or an affiliate of an interested stockholder.

        Our amended and restated certificate of incorporation provides that the transactions described above will not be subject to the special 66 2/3% vote described above if the transaction is approved by a majority of our disinterested directors and the transaction meets the price and procedure requirements described in our amended and restated certificate of incorporation. A "disinterested director" is a director who either:

  •
  is not an affiliate of the interested stockholder and was a director before the transaction was proposed; or

  •
  succeeded a disinterested director and is not an affiliate of the interested stockholder and was recommended to succeed the interested director by a majority of the disinterested directors on our board of directors.

UNDERWRITING

  General

        We and the selling stockholders are offering the shares of our common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, U.S. Bancorp Piper Jaffray Inc., Stephens Inc. and SunTrust Capital Markets, Inc. are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from us and the selling stockholders, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Banc of America Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
U.S. Bancorp Piper Jaffray Inc.
Stephens Inc.
SunTrust Capital Markets, Inc.

Total	3,500,000

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

        We and the selling stockholders will indemnify the underwriters against liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we or the selling stockholders, as the case may be, will contribute to payments the underwriters may be required to make in respect of those liabilities.

  Commissions and Discounts

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $            per share. The underwriters also may allow, and any dealers may reallow, a concession of not more than $            per share to selected other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Our common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of our common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters and proceeds before expenses to us and the selling stockholders, assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses to Gart
Proceeds before expenses to the selling stockholders

        We estimate that the expenses of this offering, not including underwriting discounts and commissions, will be $            million and are payable by us.

  Over-allotment Option

        We and the selling stockholders have granted the underwriters an option to buy up to 525,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

  No Sales of Similar Securities

        We, the selling stockholders and our executive officers, directors and principal stockholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, release all or some of the securities from these lock-up agreements.

  Nasdaq National Market Listing

        Our common stock is quoted on the Nasdaq National Market under the symbol "GRTS."

  Price Stabilization, Short Positions and Passive Market Making

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

        The underwriters do not expect sales to discretionary accounts to exceed 5.0% of the total number of shares of common stock offered by this prospectus.

        In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded.

  Other Relationships

        The underwriters and their affiliates have provided and may provide commercial banking, financial advisory and investment banking services for us for which they receive customary fees. In addition, affiliates of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are investors in Green Equity Investors, L.P., which owns 42.7% of our common stock.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California. Various legal matters relating to the common stock will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

EXPERTS

        The consolidated balance sheets of Gart Sports Company and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the 52 and 53 week periods then ended, respectively, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated statements of operations, stockholders' equity and comprehensive income and cash flows of Gart Sports Company and subsidiaries for the 52 weeks ended January 29, 2000, have been included in this registration statement in reliance upon the report of KPMG LLP, independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements and the related financial statement schedule incorporated into this prospectus by reference from Oshman's Annual Report on Form 10-K/A for the year ended February 3, 2001 have been audited by Grant Thornton LLP, independent public accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon their report given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, registration statements and other documents with the Securities and Exchange Commission. The registration statement of which this prospectus is a part contains additional relevant information about us and our common stock, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

        You may read and copy the registration statement, the related exhibits and our other filings with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also may request copies of those documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

        The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The site's address is http://www.sec.gov. You also may request copies of these documents, which will be provided to you at no cost, by writing or telephoning us as follows: 1050 W. Hampden Ave., Englewood, Colorado 80110, or (303) 200-5050.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any information that we file later with the SEC will automatically update and supercede this information. The documents we incorporate by reference are:

  •
  the consolidated financial statements and the related financial statement schedule contained in Oshman's Annual Report on Form 10-K/A for the year ended February 3, 2001;

  •
  our Annual Report on Form 10-K for the year ended February 2, 2002;

  •
  our Current Report on Form 8-K, filed on May 2, 2002; and

  •
  the description of our common stock contained in our registration statement on Form 8-A, filed on December 16, 1997.

        All documents that we file with the SEC, pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of common stock offered by this prospectus, shall be deemed to be incorporated by reference into, and to be a part of, this prospectus from the date such documents are filed with the SEC.

        Any statements contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supercedes the statement. Any statement so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

        You may request, and we will provide, a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Gart Sports Company
1050 W. Hampden Ave.
Englewood, Colorado 80110
(303) 200-5050

GART SPORTS COMPANY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors' Reports	F-2
Consolidated Balance Sheets as of February 3, 2001 and February 2, 2002	F-4
Consolidated Statements of Operations for the 52 weeks ended January 29, 2000, the 53 weeks ended February 3, 2001 and the 52 weeks ended February 2, 2002	F-5
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the 52 weeks ended January 29, 2000, the 53 weeks ended February 3, 2001 and the 52 weeks ended February 2, 2002	F-6
Consolidated Statements of Cash Flows for the 52 weeks ended January 29, 2000, the 53 weeks ended February 3, 2001 and the 52 weeks ended February 2, 2002	F-7
Notes to Consolidated Financial Statements	F-8

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
    Gart Sports Company:

        We have audited the accompanying consolidated balance sheets of Gart Sports Company and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the 52 and 53 week periods then ended, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for the 52 and 53 week periods then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Denver, CO
March 1, 2002

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Gart Sports Company:

        We have audited the accompanying consolidated statements of operations, stockholders' equity and comprehensive income and cash flows of Gart Sports Company and subsidiaries (Company) for the 52 weeks ended January 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Gart Sports Company and subsidiaries for the 52 weeks ended January 29, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado
March 14, 2000

GART SPORTS COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Share and Per Share Amounts)

	February 3, 2001	February 2, 2002
ASSETS
Current assets:
Cash and cash equivalents	$8,107	$11,536
Accounts receivable, net	6,273	11,831
Inventories	230,800	326,543
Prepaid expenses and other assets	8,476	11,953
Deferred income taxes	2,033	12,471

Total current assets	255,689	374,334
Property and equipment, net	59,298	87,615
Favorable leases, net of accumulated amortization of $1,196	—	12,295
Assets held for sale	1,671	—
Deferred income taxes	13,208	14,015
Goodwill, net of accumulated amortization of $734	—	41,663
Other assets, net of accumulated amortization of $2,912 and $5,227, respectively	6,083	8,417

Total assets	$335,949	$538,339

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$106,216	$174,045
Current portion of capital lease obligations	470	634
Accrued expenses	35,679	57,161

Total current liabilities	142,365	231,840
Long-term debt	95,900	158,474
Capital lease obligations, less current portion	1,805	1,821
Deferred rent and other long-term liabilities	6,993	10,695

Total liabilities	247,063	402,830

Commitments and contingencies
Stockholders' equity:
Preferred stock, $.01 par value. 3,000,000 shares authorized at February 3, 2001 and February 2, 2002; none issued	—	—
Common stock, $.01 par value. 22,000,000 shares authorized at February 3, 2001 and February 2, 2002; 7,739,203 and 11,340,341 shares issued and 7,357,064 and 10,728,986 shares outstanding, respectively	77	113
Additional paid-in capital	57,014	99,355
Unamortized restricted stock compensation	(2,055)	(2,743)
Accumulated other comprehensive loss	(226)	(448)
Retained earnings	36,489	44,755

	91,299	141,032
Treasury stock, 382,139 and 611,355 common shares, respectively, at cost	(2,413)	(5,523)

Total stockholders' equity	88,886	135,509

Total liabilities and stockholders' equity	$335,949	$538,339

See accompanying notes to consolidated financial statements.

GART SPORTS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands, Except Share and Per Share Amounts)

	52 weeks ended January 29, 2000	53 weeks ended February 3, 2001	52 weeks ended February 2, 2002
Net sales	$680,995	$751,124	$935,717
Cost of goods sold, buying, distribution and occupancy	517,405	559,778	696,296

Gross profit	163,590	191,346	239,421
Operating expenses	150,684	164,541	204,429
Merger integration costs	—	—	12,490

Operating income	12,906	26,805	22,502

Nonoperating income (expense):
Interest expense	(10,916)	(11,360)	(10,627)
Other income, net	779	246	1,676

	(10,137)	(11,114)	(8,951)

Income before income taxes	2,769	15,691	13,551
Income tax benefit (expense)	(996)	7,405	(5,285)

Net income	$1,773	$23,096	$8,266

Earnings per share:
Basic	$0.23	$3.13	$0.86

Diluted	$0.23	$2.99	$0.80

Weighted average shares of common stock outstanding	7,632,696	7,380,529	9,598,553

Weighted average shares of common stock and common stock equivalents outstanding	7,701,427	7,729,601	10,315,785

See accompanying notes to consolidated financial statements.

GART SPORTS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND
COMPREHENSIVE INCOME
(Dollars in Thousands, Except Share Amounts)

	Common stock	Additional paid-in capital	Unamortized restricted stock compensation	Accumulated other comprehensive loss	Retained earnings	Compre- hensive income	Treasure stock	Notes receivable from stockholders	Total stock- holders' equity
Balances at January 30, 1999	$80	$55,685	$(21)	$(1,762)	$11,620		$(2,108)	$(28)	$63,466
Net income	—	—	—	—	1,773	$1,773	—	—	1,773
Unrealized gain on equity securities, net of reclassification adjustment for realized gain	—	—	—	1,188	—	1,188	—	—	1,188

Comprehensive income						$2,961

Purchase of 156,200 shares of treasury stock	—	—	—	—	—		(979)	—	(979)
Retirement of treasury stock	(3)	(1,862)	—	—	—		1,865	—	—
Issuance of common stock	—	72	—	—	—		—	—	72
Receipts on notes receivable	—	—	—	—	—		—	28	28
Issuance of restricted stock	—	2,252	(2,252)	—	—		—	—	—
Cancellation of restricted stock	—	(157)	157	—	—		—	—	—
Amortization of restricted stock	—	—	346	—	—		—	—	346

Balances at January 29, 2000	77	55,990	(1,770)	(574)	13,393		(1,222)	—	65,894
Net income	—	—	—	—	23,096	23,096	—	—	23,096
Unrealized gain on equity securities, net of reclassification adjustment for realized loss	—	—	—	348	—	348	—	—	348

Comprehensive income						$23,444

Purchase of 194,600 shares of treasury stock	—	—	—	—	—		(1,191)	—	(1,191)
Exercise of stock options for 38,200 shares	—	205	—	—	—		—	—	205
Issuance of common stock	—	47	—	—	—		—	—	47
Issuance of restricted stock	—	921	(921)	—	—		—	—	—
Cancellation of restricted stock	—	(149)	149	—	—		—	—	—
Amortization of restricted stock	—	—	487	—	—		—	—	487

Balances at February 3, 2001	77	57,014	(2,055)	(226)	36,489		(2,413)	0	88,886
Net income	—	—	—	—	8,266	8,266	—	—	8,266
Unrealized gain on equity securities, net of reclassification adjustment for realized gain, net of tax	—	—	—	295	—	295	—	—	295
Unrealized loss on interest rate swap, net of tax	—	—	—	(517)	—	(517)	—	—	(517)

Comprehensive income						$8,044

Purchase of 229,200 shares of treasury stock	—	—	—	—	—		(3,110)	—	(3,110)
Acquisition of Oshman's	34	37,777	—	—	—		—	—	37,811
Exercise of stock options for 245,386 shares	2	3,175	—	—	—		—	—	3,177
Issuance of common stock	—	68	—	—	—		—	—	68
Issuance of restricted stock	—	1,462	(1,462)	—	—		—	—	—
Cancellation of restricted stock	—	(141)	141	—	—		—	—	—
Amortization of restricted stock	—	—	633	—	—		—	—	633

Balances at February 2, 2002	$113	$99,355	$(2,743)	$(488)	$44,755		$(5,523)	$0	$135,509

See accompanying notes to consolidated financial statements.

GART SPORTS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	52 weeks ended January 29, 2000	53 weeks ended February 3, 2001	52 weeks ended February 2, 2002
Cash flows from operating activities:
Net income	$1,773	$23, 096	$8,266
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,892	14,487	20,507
Deferred income taxes	996	(7,405)	5,285
Loss (gain) on disposition of assets	(156)	383	238
Increase (decrease) in deferred rent	1,524	1,523	(3,108)
Deferred compensation	97	47	68
Changes in operating assets and liabilities:
Accounts receivable, net	1,668	435	(4,992)
Inventories	(17,054)	10,091	(28,392)
Prepaid expenses	84	(1,494)	(2,987)
Other assets	(3,016)	(413)	(582)
Accounts payable	769	(21,031)	34,700
Accrued expenses and other current liabilities	749	4,334	(8,049)
Income taxes payable	—	—	(311)

Net cash provided by operating activities	1,326	24,053	20,643

Cash flows from investing activities:
Sale of marketable securities	2,979	—	826
Purchases of property and equipment	(11,957)	(12,550)	(23,459)
Proceeds from sale of property and equipment	—	—	7,834
Receipts on notes receivable	172	165	252
Acquisition of Oshman's, net of cash acquired	—	—	(49,867)

Net cash used in investing activities	(8,806)	(12,385)	(64,414)

Cash flows from financing activities:
Proceeds from long-term debt	206,350	221,470	336,660
Principal payments on long-term debt	(200,450)	(231,470)	(285,610)
Principal payments on capital lease obligations	(377)	(418)	(532)
Purchase of treasury stock	(979)	(1,191)	(3,110)
Proceeds from the sale of common stock under option plans	—	205	2,107
Payment of financing fees	—	—	(2,315)

Net cash provided by (used in) financing activities	4,544	(11,404)	47,200

Increase (decrease) in cash and cash equivalents	(2,936)	264	3,429
Cash and cash equivalents at beginning of period	10,779	7,843	8,107

Cash and cash equivalents at end of period	$7,843	$8,107	$11,536

Supplemental disclosure of cash flow information:
Cash paid during the period of interest, net	$10,067	$11,795	$9,955

Cash (received) paid during the period for income taxes	$(494)	$(194)	$317

Supplemental disclosure of non-cash financing activities:
Issuance of restricted stock	$2,252	$921	$1,462

Retirement of treasury stock	$1,865	$—	$—

See accompanying notes to consolidated financial statements.

GART SPORTS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business

        Gart Sports Company ("Company"), a Delaware corporation, operates through its wholly owned subsidiaries, Gart Bros. Sporting Goods Company ("Gart Bros."), which owns 100% of the outstanding stock of Sportmart, Inc. ("Sportmart"), and Oshman's Sporting Goods, Inc. ("Oshman's"). As of February 2, 2002, the Company operated, through its wholly owned subsidiaries, 179 retail sporting goods stores in 25 states primarily in the midwest and western United States.

(2) Summary of Significant Accounting Policies

  (a) Consolidation

        The consolidated financial statements present the financial position, results of operations and cash flows of Gart Sports Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (b) Fiscal Year

        The Company has a 52-53 week fiscal reporting year ending on the Saturday closest to the end of January. The fiscal years referred to in these consolidated financial statements are the 52 weeks ended January 29, 2000 ("fiscal 1999"), the 53 weeks ended February 3, 2001 ("fiscal 2000") and the 52 weeks ended February 2, 2002 ("fiscal 2001").

  (c) Cash and Cash Equivalents

        The Company considers cash on hand in stores and bank deposits as cash and cash equivalents.

  (d) Marketable Securities

        The Company's marketable equity securities are classified as "available-for-sale," carried at fair value and are included in prepaid expenses and other assets in the accompanying consolidated balance sheets. Fair values are determined using publicly available pricing information. Unrealized holding gains and losses on such securities are included in other comprehensive income or loss and are shown as a component of stockholders' equity as of the end of each period. At February 3, 2001 and February 2, 2002, these available-for-sale marketable securities had carrying amounts of $274,000 and $315,000, respectively.

        During fiscal 1999, the Company sold certain marketable securities, resulting in a realized gain of approximately $220,000, before taxes, which has been recognized as other income. The Company utilized the specific identification method to determine the cost basis of the securities sold. During fiscal 1999, approximately $1.4 million of unrealized holding gains arose, before the reclassification adjustment of the realized gain included in income before taxes.

        During fiscal 2000, the Company recorded a realized loss of approximately $300,000 due to a writedown of its marketable securities as a result of an other than temporary decline in the value of the securities. Approximately $100,000 of unrealized holding gains arose, after the adjustment for the realized loss included in income before taxes.

        During fiscal 2001, the Company sold certain marketable securities, resulting in a realized gain of approximately $29,000, before taxes, which has been recognized as other income. The Company utilized the specific identification method to determine the cost basis of the securities sold. During fiscal 2001, approximately $0.3 million of unrealized holding gains arose, before the reclassification adjustment of the realized gain included in income before taxes.

  (e) Inventories

        The Company accounts for inventories at the lower of cost or market. Cost is determined using the average cost of items purchased and applying the dollar value last-in, first-out ("LIFO") inventory method. The Company's dollar value LIFO pools are computed using the Inventory Price Index Computation ("IPIC") method. If the first-in, first-out ("FIFO") method of inventory valuation at the lower of cost or market had been used instead of the LIFO method, inventories would have been $2,174,000 higher at February 3, 2001 and $500,000 higher at February 2, 2002.

  (f) Property and Equipment

        Property and equipment are recorded at cost. Property under capital leases is stated at the present value of future minimum lease payments. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to nine years for furniture, fixtures, equipment and software. Property held under capital leases and leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Maintenance and repairs which do not extend the useful life of the respective assets are charged to expense as incurred.

        The Company capitalizes the costs of major, purchased and internally developed software systems and the external costs associated with customizing those systems; related training costs are expensed as incurred. Depreciation of purchased and internally developed software systems is calculated using the straight-line method over the estimated useful lives of the software, which range from three to five years.

        In the first quarter of 1998, the AICPA's Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires that entities capitalize certain internal-use software costs once specific criteria are met. The Company adopted SOP 98-1 in 1998 resulting in $549,000, $690,000 and $717,000 of capitalized costs for fiscal years 1999, 2000 and 2001, respectively.

  (g) Accounting for Long-Lived Assets and Long-Lived Assets to Be Disposed Of

        The Company reviews long-lived tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not record a charge for asset impairment in fiscal 1999, 2000, or 2001. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (h) Other Assets

        Other assets are comprised primarily of unamortized loan origination costs and certain capitalizable costs incurred to obtain two store locations. Loan origination costs are amortized using the interest method, over the term of the related debt. The costs incurred to obtain these store locations are amortized over the related lease term.

  (i) Goodwill

        Goodwill is amortized using the straight-line method over a period of 40 years.

  (j) Revenue Recognition

        Revenue from merchandise sales is recognized when merchandise is sold. Revenue from service sales is recognized when the services are performed. In consideration of guidance issued by the Securities and Exchange Commission under Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), the Company changed its method of accounting for layaway sales during the fourth quarter of fiscal 2000. The accounting change did not have a material impact on annual or quarterly results of operations or financial position.

  (k) Pre-Opening Expenses

        Beginning in fiscal 1999, the Company expenses pre-opening costs in the period in which they are incurred in conformity with Statement of Position 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities. SOP 98-5 broadly defines start-up activities as those one-time activities related to, among other things, opening a new facility. Prior to fiscal 1999, the Company capitalized such costs and amortized the balance over the fiscal year in which it opened the new facility. The implementation of SOP 98-5 slightly affects quarterly results; however, on an annual basis, there is no financial impact. Generally, the Company incurs approximately $125,000 of pre-opening costs per new store.

  (l) Advertising Costs

        Advertising costs are expensed in the period in which the advertising occurs. The Company participates in various advertising and marketing cooperative programs with its vendors, who, under these programs, reimburse the Company for certain costs incurred. A receivable for cooperative advertising to be reimbursed is recorded as a decrease to expense as the reimbursements are earned. Net advertising costs, which are included in operating expenses, were $17,019,000 for fiscal 1999, $17,284,000 for fiscal 2000, and $18,269,000 for fiscal 2001.

  (m) Income Taxes

        The Company files a consolidated U.S. federal income tax return using a tax year ending on the Saturday closest to the end of September. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

  (n) Earnings Per Share

        Basic earnings per share ("EPS") is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings. In loss periods, including common stock equivalents would be anti-dilutive and, accordingly, no impact is provided for common stock equivalents.

  (o) Stock Option Plans

        The Company uses the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. As such, for fixed plans, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. As required by the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has provided pro forma net income (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

  (p) Fair Value of Financial Instruments

        The Company's financial instruments' carrying values approximate their fair values because of their terms or short maturities.

  (q) Comprehensive Income

        Accumulated other comprehensive income is comprised of unrealized holding gains (losses) on the Company's marketable securities and interest rate swap instrument.

  (r) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Accounts requiring significant estimates include inventory, accounts receivable, store closing reserve, and long-lived assets. Actual results could differ significantly from those estimates.

  (s) New Accounting Pronouncement

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement became effective in the first quarter of fiscal year 2001. The new statement requires that every derivative instrument be recorded on the balance sheet as either an asset or liability, measured at its fair value, and requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted this statement on February 4, 2001 and there was not a material impact on results of operations or financial position.

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations consummated after June 30, 2001 and establishes criteria for recognizing intangible assets separately from goodwill.

        SFAS No. 142 requires that upon adoption, amortization of goodwill and intangible assets deemed to have indefinite lives will cease and instead, the carrying value of goodwill and these intangibles will be evaluated for impairment on an annual basis. In addition, a transitional impairment test is required as of the date of adoption. Other intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company will adopt SFAS No. 142 for the period commencing February 3, 2002, the beginning of its fiscal 2002. The Company has completed its impairment analysis of its existing goodwill in the first quarter of fiscal 2002, and has determined that no impairment is indicated. The adoption of SFAS No. 142 will not have a material impact on the Company's consolidated financial position, results of operations, or cash flows in regard to the impairment provisions of the statement while the application of the non-amortization provisions of the statement will result in the cessation of amortization of approximately $1.1 million per year. Amortization of the Company's existing goodwill totalled $0.7 million in fiscal 2001, as the goodwill is related to the acquisition of Oshman's, which occurred on June 7, 2001.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses certain implementation issues related to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 will be adopted by the Company for fiscal 2002. The Company is evaluating the provisions of SFAS No. 144, but does not expect its adoption to have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

  (t) Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation.

(3) Acquisition

        On June 7, 2001, Gart Sports Company completed its acquisition of Oshman's Sporting Goods, Inc. ("Oshman's"). The consideration consisted of approximately 3.4 million shares of Gart Sports Company common stock valued at approximately $37.8 million and approximately $50.2 million in cash. Oshman's operates as a wholly owned subsidiary of the Company. At the time of the acquisition, Oshman's operated 58 sporting goods specialty stores, including 43 SuperSports USA stores and 15 traditional stores. The acquisition was accounted for under the purchase method of accounting, and accordingly, the statement of operations includes the results of Oshman's since the date of the acquisition.

        The total cost of the acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The Company's initial recording of the purchase price has been adjusted to give effect to the market value of the Company stock at the time of the announcement of the merger and for changes in estimates since the time of the initial recording. The allocation of the purchase price is not finalized and the final allocation may differ. Goodwill was amortized over forty years, for fiscal 2001. In compliance with SFAS No. 142, the Company will no longer amortize goodwill beginning in its fiscal 2002. The preliminary allocation of the purchase price is as follows (in thousands):

Inventory	$67,336
Other current assets	19,698
Property and equipment, net	28,213
Favorable leases and other long term assets, excluding goodwill	13,364
Goodwill	42,397
Current liabilities	(67,548)
Long term debt	(12,128)
Other long term liabilities	(3,308)

Fair value of net assets acquired, including intangibles	$88,024

        The following unaudited pro forma combined financial information presents the combined consolidated results of operations of Gart Sports Company and Oshman's as if the acquisition had occurred as of the beginning of fiscal 2000 and 2001, after giving effect to certain adjustments, including amortization of favorable leases and goodwill, interest expense, depreciation expense, and related income tax effects. No adjustments have been made to the pro forma statement of operations to conform accounting policies and practices or to recognize anticipated cost savings and synergies. In addition, no adjustments have been made to eliminate the effect of certain one-time items included in the amounts below, such as $12.5 million, before taxes, of one-time integration costs associated with the acquisition of Oshman's and $5.2 million, before taxes, of severance expense, for fiscal 2001 and a gain on the sale of real estate owned by Oshman's of $6.8 million, before tax, and a one-time combined tax benefit recognized by the entities of $21.8 million, for fiscal 2000. The pro forma combined consolidated financial information does not necessarily reflect the results of operations that would have occurred had Gart Sports Company and Oshman's constituted a single entity during such periods.

	Fiscal 2000	Fiscal 2001
	(Unaudited, in thousands, except per share amounts)
Net Sales	$1,081,594	$1,037,189

Net Income	$40,048	$3,692

Basic earnings per share	$3.73	$0.35

Diluted earnings per share	$3.61	$0.32

(4) Accounts Receivable

        Activity in the allowance for doubtful accounts is as follows (in thousands):

	Fiscal 1999	Fiscal 2000	Fiscal 2001
Allowance for doubtful accounts at beginning of period	$122	$429	$606
Additions	711	177	974
Amounts charged against the allowance	(417)	—	(464)
Recoveries of amounts previously charged	13	—	—

Allowance for doubtful accounts at end of period	$429	$606	$1,116

(5) Assets Held for Sale

        During fiscal 2001, the Company sold its assets classified as Held for Sale, resulting in a realized gain of approximately $200,000. The Assets Held for Sale consisted of land and buildings in Edmonton, Alberta, Canada acquired as part of the Sportmart acquisition on January 9, 1998.

(6) Property and Equipment

        Property and equipment consist of the following (in thousands):

	February 3, 2001	February 2, 2002
Leasehold improvements	$40,032	$53,367
Capitalized lease property	1,936	2,392
Data processing equipment and software	12,262	17,068
Furniture, fixtures and office equipment	45,606	71,061
Less accumulated depreciation and amortization	(40,538)	(56,273)

Property and equipment, net	$59,298	$87,615

(7) Favorable Leases

        Favorable leases acquired in the Sportmart and Oshman's acquisitions were primarily the result of net current market rents of store locations exceeding the contractual lease rates. The favorable lease amounts are based upon independent appraisals and are amortized over the existing lease terms on a straight-line basis. In fiscal 1999 the Company originally recorded $19,261,000 of favorable leases from the Sportmart acquisition. During fiscal 1999 and fiscal 2000, the Company reduced its valuation allowance for deferred tax assets related to pre-acquisition operating losses of Sportmart (see note 12 to the consolidated financial statements). This revaluation resulted in the favorable leases originally recorded in connection with the Sportmart acquisition being reduced by $4,183,000 in fiscal 1999, and reduced to $0 in fiscal 2000. In fiscal 2001, the Company recorded $13,301,000 of favorable leases in connection with the Oshman's acquisition. Amortization expense was $2,388,000 for fiscal 1999, $519,000 for fiscal 2000 and $1,152,000 for fiscal 2001.

(8) Accrued Expenses

        Accrued expenses consist of the following (in thousands):

	February 3, 2001	February 2, 2002
Accrued compensation and benefits	$13,530	$14,353
Accrued sales and property taxes	8,827	10,890
Accrued advertising	3,949	5,007
Accrued store closing reserve	945	11,830
Other	8,428	15,081

Accrued expenses	$35,679	$57,161

(9) Long-Term Debt

        On June 7, 2001, the Company amended its financing agreement with a commercial finance company, that was originally entered into on January 8, 1998. The amendment, made in connection with the acquisition of Oshman's, includes a line of credit feature that allows the Company to borrow up to $300 million limited to an amount equal to 70% of eligible inventory (as defined in the agreement). The maximum percentage may be increased, upon election by the Company, to 75% of eligible inventory for two consecutive 90-day periods in the first loan year and for one consecutive 90-day period each year thereafter. Borrowings are limited to the lesser of $300 million or the amount calculated in accordance with the borrowing base, and are secured by substantially all inventories, trade receivables, equipment and intangible assets. In addition, the Company has seven letters of credit outstanding under its financing agreement as of February 2, 2002 that total approximately $1.7 million and expire throughout the first half of fiscal 2002. The borrowings under the financing agreement mature, absent an occurrence of default under the agreement, on June 7, 2005. The agreement contains certain covenants, including financial covenants which require the Company to maintain a specified level of minimum net worth at all times and specified earnings before income, taxes, depreciation and amortization to interest ratios. Gart Sports Company's ability to declare or pay dividends on its common stock is not limited under the revolving line of credit. The revolving line of credit does, however, limit the amount of dividends that may be declared or paid on the common stock of its subsidiaries and the amount of loans that may be made to Gart Sports Company. The subsidiaries may loan its parent up to $10.0 million in the aggregate and declare up to $6.0 million in dividends each fiscal year. At February 2, 2002, the Company was in compliance with the covenants under the financing agreement.

        Loan interest is payable monthly at Chase Manhattan Bank's prime rate plus a margin rate that cannot exceed 0.25% or, at the option of the Company, at Chase Manhattan Bank's LIBOR rate plus a margin that cannot exceed 2.25%. The Company's current margin rates for the first loan year are 0.0% on prime and 2.0% on LIBOR borrowings. Beginning June 7, 2002, the margin rate on LIBOR borrowings may be reduced to as low as 1.50% if certain earnings levels are achieved.

        The terms of the agreement provide for an annual collateral management fee of $150,000 and for a line of credit fee, payable monthly, of .375% per annum on the unused portion of the line of credit. At the end of fiscal 2000 and 2001, $95.9 million and $158.5 million, respectively, were outstanding under the financing agreement and $57.0 million and $67.8 million, respectively, were available for borrowing, as calculated using eligible inventory.

        The Company paid one time fees of approximately $2.3 million to secure the credit facility, and is amortizing the amount over the life of the contract using the interest method.

(10) Store Closing Activities

        The Company records a provision for store closing when the decision to close a store is made. The provision consists of the incremental costs which are expected to be incurred after the store closing, including settlement of future net lease obligations, utilities and property taxes and other expenses directly related to the store closing.

        In connection with the acquisition of Sportmart, the Company acquired certain discontinued operations that had been previously reserved for, including Sportmart's Canadian subsidiary and four stores in the United States leased from related parties. In connection with the acquisition of Oshman's, the Company has established reserves totaling $11.9 million in anticipation of closing certain of the Oshman's store locations and consolidating and relocating the Company's corporate offices.

        Activity in the provision for closed stores is as follows (in thousands):

	Fiscal years
	1999	2000	2001
Provision for closed stores at beginning of period	$1,355	$897	$945
Additions related to Oshman's acquisition	—	—	11,914
Other additions	—	366	345
Decreases	(458)	(318)	(1,374)

Provision for closed stores at end of period	$897	$945	$11,830

(11) Financial Instruments and Risk Management

  Interest Rate Instrument

        The Company entered into an interest rate swap agreement on June 28, 2001, which expires on June 30, 2004, to minimize the risks and costs associated with its financing activities. Under the swap agreement, the Company pays fixed rate interest and receives variable LIBOR interest rate payments periodically over the life of the instrument. The notional interest rate swap amount is $20.0 million and is used to measure interest to be paid or received and does not represent the exposure due to credit loss.

        The Company's interest rate swap is designated as a cash flow hedge, qualifies for the short cut method of assessing effectiveness and is considered highly effective, as defined by FASB Statement No. 133. Under the short cut method there is no need to measure effectiveness of the hedge and there is no charge to earnings for changes in the fair value of the swap agreement. Payments or receipts on the swap agreement are recorded as interest expense. At February 2, 2002 the fair value of the swap was a loss of $517,000, net of the related tax benefit. The unrealized loss from this interest rate swap is included in other comprehensive income and is shown as a component of stockholders' equity.

(12) Income Taxes

        Prior to April 21, 1994, the Company's financial results were included in the consolidated U.S. federal income tax returns of its former parent. Pursuant to the tax sharing agreement between the Company and its former parent, which was effective from September 25, 1992 up to and including April 20, 1994, the Company recorded income taxes assuming the Company filed a separate income tax return. The tax sharing agreement also provided for the treatment of tax loss carrybacks, indemnifications, resolution of disputes, and other matters that may arise as a result of its former parent's pending Internal Revenue Service ("IRS") examination.

        Income tax benefit (expense) consists of the following (in thousands):

	Fiscal
	1999	2000	2001
Current:
Federal	$—	$—	$—
State	—	—	—
	—	—	—
Deferred:
Federal	(803)	5,968	(4,930)
State	(193)	1,437	(355)

	(996)	7,405	(5,285)

	$(996)	$7,405	$(5,285)

        The effective income tax rate on income (loss) before income taxes differs from the U.S. federal statutory rate for the following reasons:

	Fiscal
	1999	2000	2001
U.S. federal statutory rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:
State and local taxes, net of federal benefit	5.0%	5.0%	4.5%
Change in valuation allowance	—	(86.6)%	—
Change in state rate apportionment factors	(5.2)%	—	—
Other, net	2.2%	0.4%	0.5%

	36.0%	(47.2)%	39.0%

        The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below (in thousands):

	February 3, 2001	February 2, 2002
Assets:
Accounts receivable	$421	$580
Tax credit carryforwards	2,043	3,471
Net operating loss carryforwards	18,992	28,891
Accrued compensation and benefits	1,268	1,888
Accrued occupancy	1,710	2,272
Other accrued expenses	1,251	6,347
Property and equipment	1,670	—

	27,355	43,449

Liabilities:
Property and equipment	—	(7,604)
Inventories	(11,088)	(7,651)
Prepaid expenses	(1,026)	(1,708)

	(12,114)	(16,963)

Total net asset before valuation allowance	15,241	26,486
Less valuation allowance	—	—

Net deferred tax asset	$15,241	$26,486

        The noncurrent deferred tax asset consists primarily of net operating loss carryforwards, basis differences in property and equipment and differences between the tax and book basis of LIFO inventories acquired in the Sportmart acquisition, net of applicable alternative minimum tax credit carryforwards. The LIFO basis difference is classified as noncurrent as this inventory is not expected to be liquidated or replaced within one year.

        Based upon the Company's performance, current tax planning strategies and management estimates of future taxable income, management believes it is more likely than not that all of the Company's tax assets, including operating loss carryforwards, will be utilized. As such, no valuation allowance has been established.

        The Company utilized approximately $8,830,000 and $0 of its net operating loss carryforwards, in fiscal 2000 and 2001 respectively, to reduce taxable income. The Company has available at February 2, 2002, net operating loss carryforwards of approximately $73,484,000, expiring from 2012 to 2022. In addition, the Company has tax credit carryforwards of $3,471,000 at February 2, 2002, which have no expiration date.

(13) Leases

        The Company is obligated for two leased properties which are classified as capital leases for financial reporting purposes. Both capital leases are with partnerships substantially owned by a former

Director of the Company and his family members. The lease terms range from 15 to 20 years and provide for minimum annual rental payments plus contingent rentals based upon a percentage of sales in excess of stipulated amounts. The gross amount of capitalized property under capital leases and related accumulated amortization recorded is included in Property and Equipment.

        The Company has noncancelable operating leases primarily for stores, distribution facilities and equipment, expiring at various dates from 2001 to 2020. These leases generally contain renewal options for periods ranging from three to ten years and require the Company to pay all executory costs such as real estate taxes, maintenance and insurance. Certain leases include contingent rentals based upon a percentage of sales in excess of a specified amount. Eight of the leases, three of which relate to closed store locations, are with partnerships, the partner of which is a former Director of the Company and his family members. Three of the leases are with partnerships, the partners of which are Directors of the Company and their family members. The Company also subleases all or parts of certain properties it currently leases. Total rent expense in the table below includes noncash rent expense related to the amortization of deferred rent totaling $1,524,000 in fiscal 1999, $1,523,000 in fiscal 2000, and $2,022,000 in fiscal 2001.

        Total rent expense under these lease agreements was as follows (in thousands):

	Fiscal
	1999	2000	2001
Base rentals	$48,222	$50,855	$65,552
Contingent rentals	195	280	977
Sublease rental income	(1,070)	(1,726)	(2,859)

Total	$47,347	$49,409	$63,670

        At February 2, 2002, future minimum lease payments under noncancelable leases, with initial or remaining lease terms in excess of one year, are as follows (in thousands):

Fiscal Years:	Capital leases	Operating leases, net	Total	Amounts to be paid to related parties
2002	$863	$71,800	$72,663	$3,646
2003	778	69,984	70,762	3,520
2004	396	65,569	65,965	2,798
2005	369	63,154	63,523	2,798
2006	367	61,967	62,334	2,831
Thereafter	220	426,691	426,911	14,004

Total minimum lease payments	$2,993	$759,165	$762,158	$29,597

Less imputed interest (at rates ranging from 9.0% to 10.75%)	355

Present value of future minimum rentals of which $634 is included in current liabilities, at February 2, 2002	$2,638

(13) Leases (Continued)

        The total future minimum lease payments include amounts to be paid to related parties and are shown net of $13,580,000 of noncancellable sublease payments and exclude estimated executory costs, which are principally real estate taxes, maintenance, and insurance (See note 18 to the consolidated financial statements).

        In connection with the transfer of certain leased stores to a former affiliate in 1991, the Company remains liable as assignor on one lease. The former affiliate has agreed to indemnify the Company for any losses it may incur as assignor, however, such indemnification is unsecured. In addition, the Company remains liable as assignor on three leases as a result of the Sportmart acquisition. The remaining future minimum lease payments on these leases, exclusive of any variable rent or cost reimbursement that might be required, are as follows at February 2, 2002 (in thousands):

Fiscal Years
2002	$1,432
2003	1,432
2004	1,369
2005	1,114
2006	1,168
Thereafter	5,653

Total minimum lease payments	$12,168

        In the event of default on the lease obligations, and failure by the assignee to indemnify the Company, the Company would incur a loss to the extent of any remaining obligations, less any obligation mitigated by the lessor re-leasing the property.

(14) Employee Benefit Plans

  Profit Sharing Plan

        During 1995, the Company amended its qualified defined contribution profit sharing plan to include a 401(k) plan feature for all eligible employees. The amended plan provides for tax deferred contributions by eligible employees and for discretionary matching contributions by the Company. On August 1, 2001 the Oshman's Profit Sharing Plan was merged into the Company's plan. Participants vest in the Company's contributions at a rate of 20% per year after the first year of service. The plan provides for discretionary contributions, if any, by the Company in amounts determined annually by the Board of Directors. The Company contributed in the form of matching contributions, $300,000 in fiscal 1999, $357,000 in fiscal 2000, and $320,000 in fiscal 2001.

(15) Deferred Compensation Plan

        During fiscal 1999, the Company began a nonqualified Deferred Compensation Plan (the "DCP") for certain members of management. Eligible employees may contribute a portion of base salary or bonuses to the plan annually. The DCP provides for additional matching contributions by the Company, with limitations similar to the Company's 401(k) plan, as well as discretionary contributions in an amount determined by the Company prior to the end of each plan year. The Company made no matching contributions to the DCP during fiscal 1999, 2000 or 2001.

(16) Stock Option Plans

  Management Equity Plan

        The Company adopted a management equity plan (the "Management Equity Plan") which authorizes the issuance of common stock plus grants of options to purchase shares of authorized but unissued common stock up to 2,500,000 combined shares and options. The Management Equity Plan was amended by a vote of the stockholders at the annual meeting of stockholders held on June 7, 2001, to increase the number of shares and options authorized to be granted from 1,750,000 to 2,500,000 shares and options. As of February 2, 2002, 147,600 purchased shares of common stock, 1,293,563 options, and 553,708 shares of restricted stock have been issued and remain outstanding under the Management Equity Plan. Stock options are granted with an exercise price equal to the estimated fair value of the underlying stock, at the date of grant. All stock options have a ten-year term and vest 20% per year over five years from the date of grant. Restricted stock, recorded at the fair value of the stock on the grant date, is granted to certain employees of the Company and either cliff vests after five years from the grant date or vests 20% per year over five years from the date of grant. The Company recorded approximately $2.3 million, $0.9 million and $1.5 million of unamortized compensation as a reduction to stockholders' equity in fiscal 1999, 2000 and 2001, respectively. These amounts are being amortized to compensation expense on a straight-line basis over the vesting period.

  Substitute Company Options

        In connection with the acquisition of Sportmart, options outstanding under the 1992 Sportmart, Inc. Stock Options Plans were assumed by the Company. The substitute options were modified to Company options utilizing the same conversion ratio of .165014 to one as the common stock and dividing the exercise price of the previous options by the conversion ratio.

        The holders of the substitute options continue with the same vesting periods as the original grants, except that those holders whose employment with Sportmart terminated within six-months of the acquisition date had accelerated vesting. All such persons had immediately vested options upon termination, and had one year to exercise such options. As of January 9, 1998, 1,153,573 Sportmart options were exchanged for 190,457 Company substitute options.

        On March 9, 1998 the Compensation Committee of the Board of Directors revalued certain substitute options issued in conjunction with the acquisition. All options to purchase shares for those employees remaining with the Company, after the acquisition, with exercise prices greater than $14.00 were revalued to $14.00, the closing price of the Company's common stock on that date.

        Stock option activity during the periods indicated for both of the Company's plans was as follows:

	Number of options	Weighted average exercise price	Options exercisable
Balance at January 30, 1999	934,449	10.97	372,361
Granted	233,000	6.64
Exercised	—	—
Canceled	(145,518)	16.73

Balance at January 29, 2000	1,021,931	9.07	451,520
Granted	382,500	6.42
Exercised	(38,200)	5.36
Canceled	(123,560)	8.75

Balance at February 3, 2001	1,242,671	$8.40	510,459
Granted	364,300	15.13
Exercised	(245,386)	8.59
Canceled	(68,022)	10.18

Balance at February 2, 2002	1,293,563	$10.17	482,501

        Canceled options are a result of employee terminations.

        At January 29, 2000, February 3, 2001 and February 2, 2002, the weighted-average remaining contractual lives of outstanding options were 6.8, 7.2, and 7.2 years, respectively.

        The per share weighted-average fair value of stock options granted during fiscal years 1999, 2000, and 2001 was $4.16, $4.61, and $10.35, respectively, on the date of grant or exchange using the Black Scholes option pricing model (which incorporates a present value calculation).

The following weighted-average assumptions were used for grants issued in fiscal year 1999:
Expected volatility	73.4%
Risk free interest rates	5.5%
Expected life of options	6 years
Expected dividend yield	0%
The following weighted-average assumptions were used for grants issued in fiscal year 2000:
Expected volatility	73.2%
Risk free interest rate	5.5%
Expected life of options	6 years
Expected dividend yield	0%
The following weighted-average assumptions were used for grants issued in fiscal year 2001:
Expected volatility	68.1%
Risk free interest rate	4.75%
Expected life of options	6 years
Expected dividend yield	0%

        The following table summarizes the status of outstanding stock options as of February 2, 2002:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Remaining contractual life (in years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$5.13—6.00	503,550	6.3	$5.65	241,150	$5.28
6.625—8.625	137,400	7.3	6.82	49,900	6.71
9.00—13.97	296,800	9.1	13.13	14,000	9.29
14.00—19.61	355,813	6.9	15.38	177,451	14.62

$5.13—19.61	1,293,563	7.2	$10.17	482,501	$8.98

        The Company applies APB No. 25 in accounting for the Management Equity Plan and Substitute Option Plan and grants its options at fair value. Accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's consolidated net income would have been reduced or loss increased, to the pro forma amounts indicated below (in thousands, except share amounts):

	Fiscal
	1999	2000	2001
Net income, as reported	$1,773	$23,096	$8,266

Net income, pro forma	$1,072	$22,321	$7,005

Earnings per share, pro forma:
Basic	$0.14	$3.02	$0.73

Diluted	$0.14	$2.89	$0.68

(17) Enterprise-Wide Operating Information

        In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, major customers and the material countries in which the entity holds assets and reports revenues.

        The Company is a retailer of sporting goods primarily in the midwest and western United States. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer and method of distribution, the operations of the Company are aggregated into one reportable segment.

        Prior to the acquisition of Sportmart by the Company, Sportmart operated certain stores in Canada. Sportmart discontinued such Canadian operations prior to the Company's acquisition of Sportmart. Therefore, net sales per the accompanying consolidated statements of operations do not include any amounts from stores located outside of the United States.

(18) Related Party Transactions

        Green Equity Investors, L.P., whose general partner is Leonard Green & Associates, L.P. ("LGA"), owns approximately 42.8% of the outstanding common stock of the Company. The Company has a management services agreement with LGA, whereby LGA receives an annual retainer fee plus reasonable expenses for providing certain management, consulting and financial planning services. The management services agreement also provides that LGA may receive reasonable and customary fees and reasonable expenses from time to time for providing financial advisory and investment banking services in connection with major financial transactions that are undertaken. The management services agreement terminates April 20, 2004. The minimum management fee is $1,000,000 per year for the remaining term of the agreement. The Company paid a management fee to LGA of $500,000 for each of fiscal 1999 and 2000 and $833,000 for fiscal 2001. In addition, the Company paid LGA a fee of $4.0 million in connection with acquisition of Oshman's.

        During 1998, the Company had noncancelable consulting agreements with certain former Sportmart executives, who were Directors of the Company. The Company paid a fee equal to 50% of their base salary as in effect at September 26, 1997 and reasonable expenses for a period of one year. The consultants agreed to be available, from time to time, to advise the Company on strategic issues, planning, merchandising and operational issues related to the acquisition of Sportmart. In addition, the Company paid a severance benefit in equal installments over eighteen months equal to 100% of the base salary as of September 26, 1997, commencing on January 9, 1998.

        During 2001, the Company had noncancelable consulting agreements with certain former Oshman's executives, who are Directors of the Company. The Company paid fees ranging from $175,000 to $400,000 per year for services rendered for periods ranging from 12 to 30 months following the June 7, 2001 merger with Oshman's. The Company paid $361,000 to these consultants during fiscal 2001. The consultants agreed to be available, from time to time, to advise the Company on strategic issues, planning, merchandising and operational issues related to the acquisition of Oshman's.

        The Company leases certain properties from related parties including former Sportmart and Oshman's executives that have been or are current Directors of the Company. Rent expense under these lease agreements was as follows (in thousands):

	Fiscal
	1999	2000	2001
Base rentals	$1,732	$1,787	$2,567
Contingent rentals	39	80	67

Total	$1,771	$1,867	$2,634

        As of February 2, 2002, there were no payments due to LGA or other related parties. See future minimum lease payments at note 13.

(19) Contingencies

  Tax Contingency

        Under the terms of the Company's tax sharing agreement with its former parent, the Company is responsible for its share, on a separate return basis, of any tax payments associated with proposed deficiencies or adjustments, and related interest and penalties charged to the controlled group which may arise as a result of an assessment by the IRS.

        On July 24, 1997, the IRS proposed adjustments to the Company's and former parent's 1992 and 1993 federal income tax returns in conjunction with the former parent's IRS examination. The proposed adjustments related to the manner in which LIFO inventories were characterized on such returns. The IRS has asserted that this basis difference should be reflected in taxable income in 1992 and 1993. The Company has taken the position that the inventory acquired in connection with the acquisition of its former parent was appropriately allocated to its inventory pools. The IRS has asserted the inventory was acquired at a bargain purchase price and should be allocated to a separate pool and liquidated as inventory turns.

        Based on management's discussions with the Company's former parent, the Company believes the potential accelerated tax liability, which could have a negative effect on liquidity in the near term, ranges from approximately $0 to $9.7 million. The Company recorded approximately $9.7 million as a long-term net deferred tax liability for the tax effect of the LIFO inventory basis difference. The range of loss from possible assessed interest charges resulting from the proposed adjustments range from approximately $0 to $3.3 million. The Company has accrued approximately $1.2 million for potential interest charges in its consolidated financial statements. No penalties are expected to be assessed relating to this matter. At February 2, 2002, the LIFO inventory and other associated temporary differences continue to be classified as long-term net deferred tax liabilities.

        The Company has reviewed the various matters that are under consideration and believes that it has adequately provided for any liability that may result from this matter. In the opinion of management, any additional liability beyond the amounts recorded that may arise as a result of the IRS examination will not have a material adverse effect on the Company's consolidated financial condition, results of operations, or liquidity.

        In addition, the Company is currently under examination for the fiscal tax years ended September 1997 and 1998. No adjustments have been proposed at this time.

  Legal Proceedings

        The Company is, from time to time, involved in various legal proceedings and claims arising in the ordinary course of business. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

        In June 2000, a former employee of Sportmart brought two class action complaints in California against the Company, alleging certain wage and hour claims in violation of the California Labor Code, California Business and Professional Code section 17200 and other related matters. One complaint alleges that the Company classified certain managers in its California stores as exempt from overtime pay when they would have been classified as non-exempt and paid overtime. The second complaint alleges that the Company failed to pay hourly employees in its California stores for all hours worked. In March 2001, a third class action complaint was filed in the same court in California alleging the same wage and hour violations regarding classification of certain managers as exempt from overtime pay. In July 2001, a fourth complaint was filed alleging that store managers should also not be classified as employees exempt from overtime pay. All the complaints seek compensatory damages, punitive damages and penalties. The amount of damages sought is unspecified. Although the court recently denied motions to dismiss the first two complaints, the Company intends to vigorously defend these matters and at this time, the Company has not ascertained the future liability, if any, as a result of these complaints.

(20) Earnings Per Share

        The following table sets forth the computations of basic and diluted earnings (loss) per share.

	Fiscal
	1999	2000	2001
Net income	$1,773,000	$23,096,000	$8,266,000
Weighted average shares of common stock outstanding	7,632,696	7,380,529	9,598,553

Basic earnings per share	$0.23	$3.13	$0.86

Number of shares used for diluted earnings per share:
Weighted average shares of common stock outstanding	7,632,696	7,380,529	9,598,553
Dilutive securities—stock options and restricted stock	68,731	349,072	717,232

Weighted average shares of common stock and common stock equivalents outstanding	7,701,427	7,729,601	10,315,785

Diluted earnings per share	$0.23	$2.99	$0.80

(21) Quarterly Financial Data (unaudited)

        Note that the amounts below are not necessarily comparable to one another or to anticipated future periods due to the inclusion of Oshman's results since the date of acquisition on June 7, 2001 and related merger integration costs and the significant tax benefit that the Company recognized during fiscal 2000, principally in the second and fourth quarters. As a result of its company-wide physical inventory conducted in January 2002, the Company adjusted its reserve for shrinkage resulting in an increase in net income of approximately $1.3 million.

	First quarter	Second quarter	Third quarter	Fourth quarter	Annual
	(in thousands, except per share amounts)
Fiscal 2000
Net sales	$165,749	$187,600	$166,128	$231,647	$751,124
Gross profit	39,310	47,205	41,222	63,609	191,346
Net income	410	10,765	233	11,688	23,096
Basic earnings per share	0.05	1.46	0.03	1.59	3.13
Diluted earnings per share	0.05	1.44	0.03	1.48	2.99
Fiscal 2001
Net sales	$162,642	$237,938	$219,142	$315,995	$935,717
Gross profit	39,326	59,322	54,437	86,336	239,421
Net income (loss)	605	1,895	(1,897)	7,663	8,266
Basic earnings (loss) per share	0.08	0.20	(0.18)	0.72	0.86
Diluted earnings (loss) per share	0.08	0.18	(0.18)	0.66	0.80

(22) E-Commerce Agreement

        On June 28, 2001, the Company entered into a long-term agreement with Global Sports Interactive, Inc. ("Global"). Under the terms of the agreement, Global developed and is currently operating three online sporting goods stores at www.gartsports.com, www.sportmart.com, and www.oshmans.com. The Company receives royalty payments from Global based on a certain percent of sales from these sites, which are recorded as a component of Net Sales in the statement of operations. In connection with the e-commerce agreement, Global granted the Company a warrant to purchase 60,000 shares of common stock of Global. A similar warrant for 30,000 Global shares was acquired from Oshman's at the time of the acquisition. The Company sold 60,000 of these warrants in October 2001, and recognized a gain of $195,000. The remaining warrant to purchase 30,000 shares was exercised on November 2, 2001, and the shares acquired upon exercise of the warrant are classified as available-for-sale marketable equity securities and have an aggregate fair value of $0.3 million at February 2, 2002.

3,500,000 Shares

Gart Sports Company

Common Stock

Prospectus
                        , 2002

Banc of America Securities LLC

Merrill Lynch & Co.

U.S. Bancorp Piper Jaffray

Stephens Inc.

SunTrust Robinson Humphrey

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

SEC registration fee		$13,220
NASD filing fee		14,870
Nasdaq National Market listing fee		*
Transfer Agent and Registrar fees		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and mailing expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Item 15. Indemnification of Directors and Officers

        Article SEVENTH of the Registrant's Certificate of Incorporation provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

        Article EIGHTH of the Registrant's Certificate of Incorporation provides that a director or officer of the Registrant:

          (a)  shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him or her by virtue of his or her position as a director or officer of the Registrant if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and

          (b)  shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him or her by virtue of his or her position as a director or officer of the Registrant if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses.

Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he or she is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his or her request, provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses.

        Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

        Article EIGHTH of the Registrant's Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

        Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        The Registrant has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Registrant.

        Each of the registration rights agreements between the Registrant and certain selling stockholders relating to the common stock requires the Registrant, on the one hand, and the applicable selling stockholders, on the other hand, under certain circumstances, to indemnify each other and their respective officers and directors against certain liabilities, including liabilities under the Securities Act of 1933, incurred in connection with the registration of such securities.

        The underwriting agreement among the Registrant, the selling stockholders and the underwriters requires the underwriters and the selling stockholders to indemnify the Registrant and each of its directors and officers who signed this Registration Statement against liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to information provided by the underwriters and the selling stockholders, respectively.

Item 16. Exhibits

Exhibit No.	Description
*1.1	Form of Underwriting Agreement
*5.1	Opinion of Irell & Manella LLP
*23.1	Consent of Irell & Manella LLP (included in Exhibit 5.1)
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of KPMG LLP
23.4	Consent of Grant Thornton LLP
24.1	Power of Attorney (included on the signature page of this Registration Statement)

*
To be filed by amendment.

Item 17. Undertakings

        (a)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)  The undersigned registrant hereby undertakes that:

          (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Englewood, Colorado, on May 1, 2002.

GART SPORTS COMPANY
By:	/s/ JOHN DOUGLAS MORTON John Douglas Morton Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

        KNOW ALL PERSONS BY THESE PRESENTS, the undersigned hereby constitute and appoint John Douglas Morton and Thomas T. Hendrickson, and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN DOUGLAS MORTON John Douglas Morton	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	May 1, 2002
/s/ THOMAS T. HENDRICKSON Thomas T. Hendrickson	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	May 1, 2002
/s/ JONATHAN D. SOKOLOFF Jonathan D. Sokoloff	Director	May 1, 2002

/s/ JONATHAN A. SEIFFER Jonathan A. Seiffer	Director	May 1, 2002
/s/ PETER R. FORMANEK Peter R. Formanek	Director	May 1, 2002
/s/ GORDON D. BARKER Gordon D. Barker	Director	May 1, 2002
/s/ ALVIN N. LUBETKIN Alvin N. Lubetkin	Director	May 1, 2002
/s/ MARILYN OSHMAN Marilyn Oshman	Director	May 1, 2002
/s/ LARRY D. STRUTTON Larry D. Strutton	Director	May 1, 2002

EXHIBIT INDEX

Exhibit No.	Description
*1.1	Form of Underwriting Agreement
*5.1	Opinion of Irell & Manella LLP
*23.1	Consent of Irell & Manella LLP (included in Exhibit 5.1)
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of KPMG LLP
23.4	Consent of Grant Thornton LLP
24.1	Power of Attorney (included on the signature page of this Registration Statement)

*
To be filed by amendment.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Business
Competitive Strengths
Growth Strategy
General Information
The Offering
Summary Consolidated Financial and Other Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
MARKET DATA
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL, STORE AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Cash Flow Analysis (in thousands, except ratios)
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
GART SPORTS COMPANY INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
GART SPORTS COMPANY AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Dollars in Thousands, Except Share and Per Share Amounts)
GART SPORTS COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in Thousands, Except Share and Per Share Amounts)
GART SPORTS COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (Dollars in Thousands, Except Share Amounts)
GART SPORTS COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY AND SIGNATURES
EXHIBIT INDEX